12026567

Wright. We Create Motion.®





Wright Medical Group, Inc. 2011 Annual Report

Corporate Overview

Wright Medical Group, Inc. is a global orthopaedic medical device company specializing in the design, manufacture and marketing of devices and biologic products for extremity, hip and knee repair and reconstruction. We are a recognized leader of surgical solutions for the foot and ankle market.

Our product offerings include hardware for the foot, ankle, hand, wrist, elbow and shoulder; biologic products using both biological tissue-based and synthetic materials; and large joint implants for the hip and knee. We participate in the worldwide orthopaedic market and distribute our products through a combination of direct sales personnel and a network of independent distributors and sales personnel.

Headquartered in Arlington, Tennessee, we have been in business for 60 years and retain approximately 1,300 employees who provide outstanding service and innovative products throughout the world.

Our common stock is traded on the Nasdaq Global Select Market under the symbol "WMGI".

Our Vision

#1 in Customer Satisfaction

Our Mission

We are a global orthopaedic medical device company and recognized leader of surgical solutions for the foot and ankle market. We specialize in the design, manufacture and marketing of devices and biologics for extremity, hip and knee reconstruction.

We are committed to compliance and the highest standards of ethical conduct. Through process-driven customer service and medical education, we delight our customers every day. We do this to enable orthopaedic and podiatric surgeons to alleviate pain and restore their patients' lifestyles and to provide a rewarding and fun environment for our employees and exceptional return to our stockholders.

Our Values

- Passion
- Accountability
- Communication
- Teamwork
- Simplicity










SEC
Mail Processing
Section

MAR 28 2012

Washington DC
405

Financial Highlights

dollars are in thousands

	2011[1]	2010[2]	2009[3]	2008[4]	2007[5]
Net sales	$512,947	$518,973	$487,508	$465,547	$386,850
Gross profit, as reported	$353,570	$360,517	$338,793	$331,170	$276,304
as a percentage of net sales	68.9%	69.5%	69.5%	71.1%	71.4%
Operating income, as reported	$4,593	$37,174	$23,951	$22,413	$1,454
as a percentage of net sales	0.9%	7.2%	4.9%	4.8%	0.4%
Operating income, as adjusted	$58,745	$62,172	$54,180	$55,216	$40,546
as a percentage of net sales	11.5%	12.0%	11.1%	11.9%	10.5%
Net income, as reported	$(5,143)	$17,841	$12,131	$3,197	$961
as a percentage of sales	(1.0%)	3.4%	2.5%	0.7%	0.2%
Net income, as adjusted	$32,842	$35,787	$33,200	$36,329	$28,922
as a percentage of sales	6.4%	6.9%	6.8%	7.8%	7.5%
Diluted earnings per share					
as reported	$(0.13)	$0.47	$0.32	$0.09	$0.03
as adjusted	$0.84	$0.90	$0.85	$0.92	$0.79
Total assets	$754,580	$755,239	$714,284	$692,130	$669,985
Total long-term obligations	$166,792	$201,766	$200,326	$200,136	$200,455


Net sales
Operating income, as reported
Operating income, as adjusted
Net income, as reported
Net income, as adjusted
Total assets

(1) 2011 adjusted results presented above exclude $9.1 million ($6.2 million after tax effect) of non-cash stock-based compensation expense. The 2011 adjusted results presented above also exclude $12.9 million ($7.8 million after tax effect) of charges related to our Deferred Prosecution Agreement, $4.1 million ($2.5 million after tax) of transaction costs and non-cash deferred financing fees associated with the 2.625% Convertible Senior Notes tender offer, $16.9 million ($10.7 million after tax) of restructuring charges associated with our cost restructuring plan, $2.0 million ($1.3 million after tax) of expenses associated with settlement of certain employment matters and the hiring of a new chief executive officer, $13.2 million ($8.5 million after tax) related for management's estimate of our total liability for claims associated with previous and estimated future fractures of our titanium PROFEMUR® long neck in North America, $32,000 ($20,000 after tax effect) of non-cash inventory step-up amortization. In addition, the 2011 adjusted net income results exclude a $1.0 million tax provision to record an estimated IRS audit liability.

(2) 2010 adjusted results presented above exclude $13.2 million ($8.8 million after tax effect) of non-cash stock-based compensation expense. The 2010 adjusted results presented above also exclude $10.9 million ($8.6 million after tax effect) of charges related to our U.S. government inquiries and our independent monitor, and $919,000 ($543,000 after tax effect) of restructuring charges associated with the closure of our Toulon, France operations and Creteil, France operations.

(3) 2009 adjusted results presented above exclude $13.2 million ($9.3 million after tax effect) of non-cash stock-based compensation expense. The 2009 adjusted results presented above also exclude $7.8 million ($5.1 million after tax effect) of charges related to our U.S. government inquiries, $3.5 million ($275,000 after tax effect) of restructuring charges associated with the closure of our Toulon, France operations and Creteil, France operations, $2.6 million write off of the cumulative translation adjustment balances from certain subsidiaries following the substantially complete liquidation of these entities, $5.6 million ($3.8 million after tax effect) provision recorded in 2009 for potential losses related to the trade receivable balance of our stocking distributor in Turkey, and $70,000 ($43,000 after tax effect) of acquisition-related inventory step-up amortization.

(4) 2008 adjusted results presented above exclude $13.5 million ($9.8 million after tax effect) of non-cash stock-based compensation expense, $11.2 million tax provision associated with the write-off of net operating losses in France, $7.6 million ($4.7 million after tax effect) of charges related to our U.S. government inquiries, $6.7 million ($3.3 million after tax effect) of restructuring charges associated with the closure of our Toulon, France operations, $2.6 million ($1.6 million after tax effect) for charges relating to an unfavorable appellate court decision (including interest), $2.5 million of acquired in-process research and development costs, and $113,000 ($69,000 after tax effect) of acquisition-related inventory step-up amortization.

(5) 2007 adjusted results presented above exclude $16.5 million ($12.9 million after tax effect) of non-cash stock-based compensation expense, $18.9 million ($12.5 million after tax effect) of restructuring charges associated with the closure of our Toulon, France operations, $3.9 million ($2.4 million after tax effect) of charges related to an unfavorable arbitration ruling (including interest), and $418,000 ($253,000 after tax effect) of acquisition-related inventory step-up amortization.

" ... I believe we have the elements in place to achieve greater success than we have ever experienced before ...

Robert J. Palmisano, President and Chief Executive Officer

To our valued stockholders, customers, and employees

Since joining Wright Medical late last year, I have been impressed not only by our products, but also by the talent, perseverance, and willingness for hard work of its people. I believe we have the elements in place to achieve greater success than we have ever experienced before.

Let me be clear: we are not without our challenges. But we are already working to move beyond them and achieve the kind of market leadership that we are fully capable of achieving.

2011 financial results

Although our fundamental strategies are sound, we are not satisfied with our 2011 financial performance relative to the market opportunities, and we intend to make considerable progress in the short- and long-term by making significant improvements in the way we conduct our business. Net sales totaled $513 million compared to net sales of $519 million the previous year, a decrease of 1.2 percent. Net loss in 2011 totaled $5.1 million compared to net income of $17.8 million in 2010. Adjusted net income for the year totaled $32.8 million or $0.84 per diluted share.

We have been and continue to be committed to operating our business in a manner consistent with the highest ethical standards. Our board and management team took a number of steps in 2011 to enhance our compliance environment. We will continue to execute an effective and efficient compliance system, which is critical to success in our industry. We will build on the progress we made throughout last year and are very optimistic that we will successfully conclude the Deferred Prosecution Agreement at the end of September of this year.

Well positioned in two large markets

We are very well positioned with two product platforms that address the significant orthopaedic markets of Extremities, Biologics and Ortho-Recon.

Extremities and Biologics. The total global extremities and biologics market is approximately $3.7 billion, about $1.4 billion of which comprises foot and ankle. We believe we have the most comprehensive product portfolio in the foot and ankle area, and are the recognized leader in this market. The foot and ankle market is expected to grow approximately 8 to 10 percent per year and offers higher margins than the Ortho-Recon business. In our portfolio today, Extremities and Biologics represent about 40 percent of our total revenues.

Ortho-Recon. The other part of our business, accounting for approximately 60 percent of our total revenues, is Ortho-Recon, our portfolio of innovative hip and knee products. With a global size of about $12 billion, this is a much larger market than the extremities market. However, we expect it to experience either flat or very low growth. Our current business is fairly well balanced between the U.S. and international markets. Our strong global coverage includes direct sales in major markets, distributors in more than 60 countries, 80 international stocking distributors, and more than 1,100 sales representatives. Because of this market's projected slow growth, we expect to emphasize driving significant improvements in customer satisfaction along with a focused R&D product pipeline. This approach should enable us to generate significantly more cash both from inventory reduction and our ability to spend more effectively.

Strategic priorities

I took on this opportunity with Wright Medical because I have great respect for the company's history of technology development and innovation and the potential that we have to build a great and sustainable company that serves our customers, employees, and partners while creating value for stockholders. While we have many strengths, we have much work to do to realize the full potential that I believe this company is capable of reaching. Since I arrived, I have spent a great deal of time collecting information from employees and customers and working with our management team to develop effective strategies to implement going forward.

Based on this disciplined, data-driven process, we have determined the vital few projects that have the most leverage and how to best win in our key product categories of Extremities and Biologics and Ortho-Recon. I am confident that we are in large and attractive markets with a broad and technologically advanced portfolio of products to serve our customers. We have already taken many positive steps to better position the company for success, including strengthening our compliance program and implementing a plan to reduce operational costs. And we will be implementing a number of important changes over the next several months to transform our business and maximize the opportunities we have.

Our top priorities are growing our Foot and Ankle business above market rates, running a much more focused and efficient recon business, and increasing cash generation. I believe these initiatives will in turn drive shareholder value.

Extremities and Biologics. We are taking proactive steps to maximize the opportunity we see in our Extremities and Biologics business, particularly in the Foot and Ankle market. We plan to make the necessary investments to aggressively convert a major portion of our U.S. independent distributor foot and ankle territories to direct sales representation in order to increase sales productivity and maximize the opportunity that we see in this business. We would like to increase productivity over time from an average of about $600,000 per rep per year to approximately $1 million.

At the same time, we are substantially increasing our investment in Foot and Ankle medical education to drive market adoption of new products and technologies. To this end, we intend to train approximately 1,200 surgeons in 2012, twice as many as in 2011. We further plan to roll out a new local training program to provide increased access to surgeon training as well as conduct ongoing regional labs and national events throughout 2012.

We intend to increase our allocation of our R&D spending to add to our already robust product portfolio. By this time next year, we expect to have more than 80 products in our Foot and Ankle portfolio—products that meet of the majority of the needs of physicians in this area, increase ease-of-use, and can be trained effectively through our medical education efforts.

We believe that our increase in U.S. direct Foot and Ankle sales representation, coupled with our increased investment in medical education and large and growing product portfolio, will enable us to improve our growth rates in Foot and Ankle throughout 2012 and exit the year at well above market growth rates.

Ortho-Recon. We will focus on driving significant improvements in customer satisfaction, cash generation, and operational efficiency in our Ortho-Recon business. This does not mean that we are de-emphasizing this portion of our business in any way. What it does mean is that we will implement programs to improve customer communications and deliver consistently high levels of service. It is also our plan to tenaciously defend our current position. We will also seek to improve efficiencies through product line optimization supported with targeted sales and marketing efforts and very focused R&D projects to improve our flagship hip and knee product lines. With this focus, I am confident that we will be able to work toward building a stable Ortho-Recon business that delivers exceptional levels of customer satisfaction and generates cash.

Cash flow. We intend to significantly reduce inventories to improve overall cash flow. We have a plan that reduces inventory by approximately $100 million over the next four years. We already have multiple examples of areas within our company that are performing dramatically better in inventory and instrument utilization. We have developed a very focused plan, which gives us a high level of confidence that we will significantly improve in this area over time while moving our operating margins to the mid-double digits. At the same time, we are placing a strong focus on customer satisfaction. Quite frankly, we have some work to do in this department and are taking steps to improve the way we communicate with our customers. We currently have unsatisfactory rates of customer willingness to recommend and we intend to turn that around.

Development opportunities. We plan to use our strong balance sheet and increased cash flow to actively pursue internal and external development opportunities to further accelerate growth in our Extremities and Biologics business.

A positive outlook

The transformational changes I have outlined will require significant investment in 2012, which will negatively impact our full-year 2012 results. However, we believe these investments will generate significant future returns, including accelerating Foot and Ankle sales growth rates and improving inventory management and cash generation. We are enthusiastic about our plan and look forward to executing our current strategies and improving our performance.

If we are successful in pursuing these strategies, I further believe that within three to five years, Wright Medical will be acknowledged as the global market leader in Foot and Ankle and rated at the top in customer satisfaction. As we move forward, I also expect the company to have a strong free cash flow, improved operating margins, and a more balanced geographic revenue mix.

I believe the future for Wright Medical is very bright, and I'm confident we will be able to capitalize on the market opportunities in front of us and build a leading global orthopaedic business. Thank you for your trust and support of our efforts so far. We look forward to working hard and producing great results for our customers, employees, and stockholders in 2012 and beyond.

Sincerely yours,

Robert J. Palmisano
President and Chief Executive Officer

"... the future for Wright Medical is very bright ..."

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Table of Contents

This annual report contains "forward-looking statements" as defined under United States federal securities laws. These statements reflect management's current knowledge, assumptions, beliefs, estimates, and expectations and express management's current views of future performance, results, and trends and may be identified by their use of terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," and other similar terms. Forward-looking statements are subject to a number of risks and uncertainties that could cause our actual results to materially differ from those described in the forward-looking statements. Readers should not place undue reliance on forward-looking statements. Such statements are made as of the date of this Annual Report on Form 10-K, and we undertake no obligation to update such statements after this date. Risks and uncertainties that could cause our actual results to materially differ from those described in forward-looking statements include those discussed in our filings with the Securities and Exchange Commission (including those described in Item 1A of this Annual Report on Form 10-K for the year ended December 31, 2011, under the heading, "Risk Factors" and elsewhere in this report), and the following:

- future actions of the FDA or any other regulatory body or government authority that could delay, limit or suspend product development, manufacturing or sale or result in seizures, injunctions, monetary sanctions or criminal or civil liabilities;
- the impact of any such future actions of the FDA or any other regulatory body or government authority on our settlement of the federal investigation into our consulting arrangements with orthopaedic surgeons relating to our hip and knee products in the United States, and the impact of such settlement of the federal investigation into our consulting arrangements with orthopaedic surgeons relating to our hip and knee products in the United States, including our compliance with the Deferred Prosecution Agreement (DPA) through September 2012 and the Corporate Integrity Agreement (CIA) through September 2015;
- compliance reviews, the results of which may be required to be disclosed to the Monitor, the United States Department of Justice, and the Office of the Inspector General of the United States Department of Health and Human Services under the under the terms of the DPA and CIA, may uncover violations of law, including strict liability provisions of the federal Food, Drug and Cosmetic Act that could lead to adverse action by the FDA or others;
- the possibility of litigation brought by stockholders, including private securities litigation and stockholder derivative suits, which, if initiated, could divert management's attention, harm our business and/or reputation and result in significant liabilities;
- demand for and market acceptance of our new and existing products;
- recently enacted healthcare reform legislation and its future implementation, possible additional legislation, regulation and other governmental pressures in the United States or globally, which may affect pricing, reimbursement, taxation and rebate policies of government agencies and private payors or other elements of our business;
- tax reform measures, tax authority examinations and associated tax risks and potential obligations;
- our ability to identify business development and growth opportunities for existing or future products;
- product quality or patient safety issues, leading to product recalls, withdrawals, launch delays, sanctions, seizures, litigation or declining sales;
- individual, group or class action alleging products liability claims, including an increase in the number of claims during any period;
- our ability to enforce our patent rights or patents of third parties preventing or restricting the manufacture, sale or use of affected products or technology;
- the impact of geographic and product mix on our sales;
- retention of our sales representatives and independent distributors;
- inventory reductions or fluctuations in buying patterns by wholesalers or distributors;
- our ability to realize the anticipated benefits of restructuring initiatives;
- any impact of the commercial and credit environment on us and our customers and suppliers; and
- the implementation of our new compliance enhancements, including the duration and severity of delays related to medical education, research and development and clinical studies, and the impact of any such delays on our relationships with customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis of financial condition and results of operations (MD&A) describes the principal factors affecting the results of our operations, financial condition, and changes in financial condition, as well as our critical accounting estimates. MD&A is organized as follows:

Executive Overview

Company Description. We are a global orthopaedic medical device company specializing in the design, manufacture and marketing of devices and biologic products for extremity, hip, and knee repair and reconstruction. Extremity hardware includes implants and other devices to replace or reconstruct injured or diseased joints and bones of the foot, ankle, hand, wrist, elbow and shoulder, which we generally refer to as either foot and ankle or upper extremity products. We are a leading provider of surgical solutions for the foot and ankle market. Reconstructive devices are used to replace or repair knee, hip and other joints and bones that have deteriorated or been damaged through disease or injury. Biologics are used to repair or replace damaged or diseased bone, to stimulate bone growth and to provide other biological solutions for surgeons and their patients. Within these markets, we focus on the higher-growth sectors of the orthopaedic industry, such as the foot and ankle market, as well as on the integration of our biologic products into reconstructive procedures and other orthopaedic applications. Our extensive foot and ankle product portfolio, our over 200 specialized foot and ankle sales representatives, and our increasing level of training of foot and ankle surgeons has resulted in our being a recognized leader in the foot and ankle market. We have been in business for over 60 years and have built a well-known and respected brand name.

Our corporate headquarters and U.S. operations are located in Arlington, Tennessee, where we conduct research and development, sales and marketing administration, manufacturing, warehousing and administrative activities. Our U.S. sales accounted for 58% of total revenue in 2011. Outside the U.S., we have distribution and administrative facilities in Amsterdam, the Netherlands, and sales and distribution offices in Canada, Japan and throughout Europe. We market our products in approximately 60 countries through a global distribution system that consists of a sales force of approximately 1,150 individuals who promote our products to orthopaedic surgeons and hospitals and other healthcare facilities. At the end of 2011, we had approximately 400 sales associates and independent sales distributors in the U.S., and approximately 750 sales representatives internationally, who were employed through a combination of our stocking distribution partners and direct sales offices.

Principal Products. We primarily sell devices and biologic products for extremity, hip, and knee repair and reconstruction. We specialize in extremity and biologic products used by extremity focused surgeon specialists for the reconstruction, trauma and arthroscopy markets. Our biologics sales encompass a broad portfolio of products designed to stimulate and augment the natural regenerative capabilities of the human body. We also sell orthopaedic products not considered to be part of our knee, hip, extremity or biologic product lines.

Our extremities product line includes products for both the foot and ankle and the upper extremity markets. Our principal foot and ankle portfolio includes the PRO-TOE® VO Hammertoe System, the CHARLOTTE™ foot and ankle system, the DARCO® family of locked plating systems, the INBONE™ total ankle system, the VALOR™ ankle fusion nail system, and the Swanson line of toe joint replacement products. Our upper extremity portfolio includes the MICRONAIL® intramedullary wrist fracture repair system, the EVOLVE® radial head prosthesis for elbow fractures, the RAYHACK® osteotomy system, and the EVOLVE® Elbow Plating System.

Our biologic products focus on biological musculoskeletal repair and include synthetic and human tissue-based materials. Our principal biologic products include the GRAFTJACKET® line of soft tissue repair and containment membranes, the ALLOMATRIX® line of injectable tissue-based bone graft substitutes, the PRO-DENSE® injectable regenerative graft, the OSTEOSET® synthetic bone graft substitute, and the PRO-STIM™ injectable inductive graft.

Our knee reconstruction products position us well in the areas of total knee reconstruction, revision replacement implants and limb preservation products. Our principal knee products are the ADVANCE® knee system, the EVOLUTION™ Medial-Pivot Knee System, and the PROPHECY™ pre-operative navigation guides for knee replacement, and our REPIPHYSIS® implant.

Our hip joint reconstruction product portfolio provides offerings in the areas of bone-conserving implants, total hip reconstruction, revision replacement implants and limb preservation. Our hip reconstruction products include CONSERVE® family of products, the PROFEMUR® family of hip stems and the DYNASTY™ acetabular cup system.

Significant Business Developments. Net sales declined 1% in 2011, totaling $512.9 million, compared to $519.0 million in 2010, as growth in our extremity product line was offset by declines in our other product lines.

Our 2011 domestic sales were down 5%, as a 7% increase in extremities sales was offset by a 15% decline in biologics sales, a 14% decline in hip sales, and a 4% decline in knee sales. Our U.S. sales were negatively affected by distributor transitions and challenges associated with implementing enhancements to our compliance processes. As anticipated, these challenges have resulted in a slowdown in medical education and research and development projects. Additionally, our U.S. hip and knee sales in particular, continue to be affected by the overall market conditions experienced throughout the industry, including declining procedure volumes and pricing.

Our international sales increased by 4% during 2011 as compared to 2010 driven by favorable foreign currency exchange rates.

In 2011, we had a net loss of $5.1 million, compared to $17.8 million of net income in 2010. This decrease is primarily driven by $16.9 million ($10.7 million net of taxes) of charges related to restructuring and $13.2 million ($8.5 million net of taxes) related to management's estimate of our liability for previous and estimated future fractures of our PROFEMUR® titanium long modular necks in North America, as well as higher levels of costs associated with our Deferred Prosecution Agreement and the impact of our year-over-year sales decline.

In January 2011, we announced the extension of our supply agreement with LifeCell Corporation, a business unit of Kinetic Concepts, Inc. (KCI) for the supply of GRAFTJACKET® Regenerative Tissue Matrix through December 2018 for orthopaedic markets. In addition, we entered into an agreement with KCI to license our GRAFTJACKET® brand to KCI for exclusive use in wound markets for $8.5 million plus payments based on future sales of the licensed products.

In February 2011, we announced that we had commenced a tender offer for any and all of our outstanding Convertible Senior Notes. Upon expiration of the tender offer, we used the proceeds from a $150 million borrowing under a Term Loan facility available under our Senior Credit Facility and cash on hand to fund the purchase of all $170.9 million of the Notes validly tendered in the tender offer and not withdrawn prior to the expiration date. Following the closing of the tender offer, $29.1 million aggregate principal amount of the Notes remain outstanding.

During 2011, we made the following executive management changes:

- *Chief Executive Officer:* On April 5, 2011, we announced that our Board of Directors elected David D. Stevens, the Chairman of our Board of Directors, as interim President and Chief Executive Officer, replacing Gary D. Henley, who resigned as President and Chief Executive Officer, and as a director. On September 19, 2011, we announced that our Board of Directors appointed Robert J. Palmisano as President and Chief Executive Officer, effective September 17, 2011. Mr. Stevens remains the Chairman of our Board of Directors.

- *General Counsel:* On May 4, 2011, Raymond C. Kolls, Senior Vice President, General Counsel and Secretary resigned. On December 29, 2011, we announced that James A. Lightman was named General Counsel and Secretary effective immediately.

- Chief Compliance Officer: On August 16, 2011, Lisa L. Michels, Vice President and Chief Compliance Officer resigned from the Company effective immediately. On January 30, 2012, we announced that Daniel Garen was named Senior Vice President and Chief Compliance Officer effective immediately.

- *Other changes:* On April 5, 2011, we announced that Frank S. Bono, Senior Vice President and Chief Technology Officer, was terminated for inappropriate regard for our compliance program. Effective May 3 and 4, 2011, Alicia M. Napoli, Vice President, Clinical & Regulatory Affairs, and Cary P. Hagan, Sr. Vice President, Commercial Operations - Europe, Middle East and Africa, respectively, resigned from the Company.

In September 2011, we announced plans to implement a cost restructuring plan to foster growth, enhance profitability and cash flow, and build stockholder value. We currently estimate the total cost associated with this plan to range from approximately $18 million to $25 million. During 2011, we recognized $16.9 million of restructuring charges in total, primarily for severance obligations, contract termination costs, and non-cash asset impairment charges, as well as excess and obsolete inventory provisions. See Note 17 to our consolidated financial statements for further discussion of our restructuring charges.

In September 2011, we announced that we reached an agreement with the United States Attorney's Office for the District of New Jersey (USAO) under which we voluntarily agreed to extend the term of the DPA for 12 months. We also agreed with the OIG-HHS to an amendment to the CIA under which certain of WMT's substantive obligations under the CIA will now begin on September 29, 2012, when the amended DPA monitoring period expires. See Note 18 to our condensed consolidated financial statements for further discussion of our DPA and CIA amendments.

In October 2011, we acquired the patented CCI® Evolution Mobile Bearing Total Ankle Replacement system of Van Straten Medical B.V. for approximately $7.0 million. See Note 3 to our condensed consolidated financial statements for further discussion of this acquisition.

Opportunities and Challenges. We believe that we have an opportunity to transform our business to increase our foot and ankle revenue growth rates and increase our cash generation through significant reduction of our inventories. In order to increase our foot and ankle growth rates, we plan to make changes in 2012 to attempt to realize these opportunities, including aggressively converting a portion of our U.S. independent distributor foot and ankle territories to direct sales representation, substantially increasing our investment in foot and ankle medical education to drive market adoption of new products and technologies, and implementing steps to significantly reduce inventories over the next several years.

These transformational changes for our business will require significant investment in 2012, which will negatively impact our sales results of operations in 2012. However, we believe these investments will improve the performance of our business in the longer term.

We believe that our U.S. businesses will continue to be unfavorably affected by distributor transitions and challenges associated with implementing enhancements to our compliance processes. Further, we expect that our U.S. and international businesses will continue to be unfavorably affected by the market conditions being experienced throughout the hip and knee industry, including procedural growth rates below historical levels and pricing declines.

Beginning in 2013, we will be subject to a 2.3% excise tax on U.S. sales of medical devices, as prescribed in the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (collectively known as the "Affordable Care Act"). The specific regulations on this tax are still in draft form. We believe that the impact of this tax may have a negative impact on our profitability.

Significant Industry Factors. Our industry is affected by numerous competitive, regulatory, and other significant factors. The growth of our business relies on our ability to continue to develop new products and innovative technologies, obtain regulatory clearance and compliance for our products, protect the proprietary technology of our products and our manufacturing processes, manufacture our products cost-effectively, respond to competitive pressures specific to each of our geographic markets, including our ability to enforce non-compete agreements, and successfully market and distribute our products in a profitable manner. We, and the entire industry, are subject to extensive governmental regulation, primarily by the United States Food and Drug Administration (FDA). Failure to comply with regulatory requirements could have a material adverse effect on our business. Additionally, our industry is highly competitive and continues to experience pricing pressures, specifically in the areas of reconstructive joint devices.

In December 2007, we received a subpoena from the United States Department of Justice (DOJ) through the United States Attorney's Office for the District of New Jersey (USAO) requesting documents for the period January 1998 through the present related to any consulting and professional service agreements with orthopaedic surgeons in connection with hip or knee joint replacement procedures or products. This subpoena was served shortly after several of our knee and hip competitors agreed with the DOJ to resolutions of similar investigations.

On September 29, 2010, our wholly-owned subsidiary, Wright Medical Technology, Inc. (WMT), entered into a 12-month Deferred Prosecution Agreement (DPA) with the USAO and a Civil Settlement Agreement (CSA) with the United States. Under the DPA, the USAO filed a criminal complaint in the United States District Court for the District of New Jersey charging WMT with conspiracy to commit violations of the Anti-Kickback Statute (42 U.S.C. § 1320a-7b) during the years 2002 through 2007. The court deferred prosecution of the criminal complaint during the term of the DPA and the USAO agreed that if WMT complied with the DPA's provisions, the USAO would seek dismissal of the criminal complaint.

Pursuant to the CSA, WMT settled civil and administrative claims relating to the matter for a payment of $7.9 million without any admission by WMT. In conjunction with the CSA, WMT also entered into a five year Corporate Integrity Agreement (CIA) with the Office of the Inspector General of the United States Department of Health and Human Services (OIG-HHS). Pursuant to the DPA, an independent monitor is reviewing and evaluating WMT's compliance with its obligations under the DPA. The DPA and the CIA were filed as Exhibits 10.3 and 10.2, respectively, to our current report on Form 8-K filed on September 30, 2010. The DPA has also been posted to our website. Each of the DPA and the CIA could be modified by mutual consent of the parties thereto.

As a result of the work of the independent monitor and WMT's compliance program, the Board of Directors became aware of facts indicative of possible compliance issues. At the direction of the Nominating, Compliance and Governance Committee of the Board of Directors of WMT's parent, Wright Medical Group, Inc. (WMGI), WMGI and WMT conducted an internal investigation with the assistance of outside counsel. The Board of Directors of WMGI received a report from outside counsel.

On May 4, 2011, our wholly-owned subsidiary Wright Medical Technology, Inc. (WMT) provided written notice to the independent monitor and to the United States Attorney's Office for the District of New Jersey (USAO) of credible evidence of serious wrongdoing, pursuant to a notification requirement in paragraph 20 of the Deferred Prosecution Agreement (DPA). On May 5, 2011, WMT received a letter from the USAO pursuant to paragraph 50 of the DPA stating that the USAO believed that WMT had knowingly and willfully breached material provisions of the DPA. The issues WMT is addressing relate to: (i) 42 U.S.C. § 1320a-7b(b) (also known as the "Anti-Kickback Statute"), specifically regarding certain employees' communications with a health care professional for consulting opportunities in a manner not consistent with WMT's compliance policy; (ii) the violation of Paragraph 25 of the DPA due to the communications with a healthcare professional noted above; and (iii) alleged violations of Paragraph 17 of the DPA due to failure to provide information to the Monitor in a timely manner.

In order to resolve these issues, WMT has implemented a number of remedial measures, including: (i) taking appropriate personnel actions; (ii) enhancing its policies and employee training with respect to compliance with the requirements of paragraph 8 of the DPA, which requires all Company employees and agents to report suspected legal and policy violations, and paragraph 25 of the DPA, which governs interactions with consultants on the terms of consulting agreements and payment issues; (iii) reviewing its existing relationships with certain customers and taking appropriate further action where necessary with respect to these relationships; and (iv) clarifying lines of responsibility for making payments to consultants. WMT continues to provide ongoing employee training and to review its relationships with customers, and is developing a protocol for internal reporting and investigation of allegations of misconduct relating to senior management.

On September 15, 2011, WMT reached an agreement with the USAO and the OIG-HHS under which WMT voluntarily agreed to extend the term of its DPA for 12 months. As amended, the DPA will now expire on September 29, 2012. The USAO has agreed not to take any additional action regarding any breach of the DPA referenced in the aforementioned May 5, 2011 letter from the USAO unless it finds, prior to September 29, 2012, that WMT has committed a knowing, willful and uncured breach of a material provision of the DPA by its conduct after September 15, 2011 or by conduct before September 15, 2011 of which the independent monitor was not aware on that date. If WMT complies with all of the requirements of the amended DPA, the USAO will seek dismissal of the pending criminal complaint. WMT also agreed with the OIG-HHS to an amendment to the Corporate Integrity Agreement (CIA) under which certain of WMT's substantive obligations under the CIA will now begin on September 29, 2012, when the amended DPA monitoring period expires. The term of the CIA has not changed, and will expire as previously provided on September 29, 2015. In connection with such amendment, the OIG-HHS informed WMT that it had no present intention, based on the information then known to it, to exercise its authority under Paragraph 51 of the DPA to exclude Wright from participation in federal healthcare programs based on any breach referenced in the May 5 letter unless the USAO were to take further action related to an alleged breach of the DPA by WMT.

As previously disclosed, at the direction of the Company's Board of Directors, WMT has continued to implement compliance measures and to take steps to enhance WMT's compliance environment. From time to time, WMT has provided, and may in the future provide, pursuant to Paragraph 20 of the DPA, written notices to the independent monitor and the USAO of "credible evidence of violations of 21 U.S.C. § 331," a strict liability provision of the federal Food, Drug and Cosmetic Act (and any such notices have been and will be provided to the OIG-HHS). Paragraph 20 of the DPA requires WMT to provide written notice to the independent monitor and the USAO of credible evidence of violations of any criminal statute, regardless of whether any such violations are material. WMT has conducted a review of its clinical and regulatory affairs operations, and may conduct further reviews on an ongoing periodic basis. Although circumstances may change, the Company intends to disclose in its future filings with the Securities and Exchange Commission any additional occasions when WMT provides written notice under Paragraph 20 of the DPA or under the CIA only if such potential violation or violations, or any consequences therefrom, are required to be reported under U.S. federal securities laws.

Under the DPA, the Company and the independent monitor perform their investigative activities, and communications amongst WMT and the independent monitor, and other governmental agencies are ongoing. We are unable to predict the ultimate outcome of these activities.

The DPA and CIA impose certain obligations on WMT to maintain compliance with U.S. healthcare laws, regulations and other requirements. Our failure to do so could expose us to significant liability including, but not limited to, exclusion from federal healthcare program participation, including Medicaid and Medicare, which would have a material adverse effect on our financial condition, results of operations and cash flows, potential prosecution, including under the previously-filed criminal complaint, civil and criminal fines or penalties, and additional litigation cost and expense. A breach of the DPA or the CIA could result in an event of default under the Senior Credit Facility, which in turn could result in an event of default under the Indenture.

In addition to the USAO and OIG-HHS, other governmental agencies, including state authorities, could conduct investigations or institute proceedings that are not precluded by the terms of the settlements reflected in the DPA and the CIA. In addition, the settlement with the USAO and OIG-HHS could increase our exposure to lawsuits by potential whistleblowers, including under the federal false claims acts, based on new theories or allegations arising from the allegations made by the USAO. The costs of defending or resolving any such investigations or proceedings could have a material adverse effect on our financial condition, results of operations and cash flows.

The successful implementation of our enhanced compliance program requires the full and sustained cooperation of our employees, distributors, and sales agents as well as the healthcare professionals with whom they interact. These efforts may require increased expenses and additional investments. We may also encounter inefficiencies in the implementation of our new compliance enhancements, including delays in medical education, research and development projects, and clinical studies, which may unfavorably impact our business and our relationships with customers. In addition, the 12 month extension of the DPA and the associated monitorship will result in continued expenses associated with the monitor and may result in a further diversion of management time and attention from business issues which could have a negative impact on our financial performance.

A detailed discussion of these and other factors is provided in "Risk Factors."

Results of Operations

Comparison of the year ended December 31, 2011 to the year ended December 31, 2010

The following table sets forth, for the periods indicated, our results of operations expressed as dollar amounts (in thousands) and as percentages of net sales:

	Year Ended December 31,			
	2011		2010	
	Amount	% of Sales	Amount	% of Sales
Net sales	$ 512,947	100.0 %	$ 518,973	100.0 %
Cost of sales	156,906	30.6 %	158,456	30.5 %
Cost of sales - restructuring	2,471	0.5 %	—	— %
Gross profit	353,570	68.9 %	360,517	69.5 %
Operating expenses:				
Selling, general and administrative	301,588	58.8 %	282,413	54.4 %
Research and development	30,114	5.9 %	37,300	7.2 %
Amortization of intangible assets	2,870	0.6 %	2,711	0.5 %
Restructuring charges	14,405	2.8 %	919	0.2 %
Total operating expenses	348,977	68.0 %	323,343	62.3 %
Operating income	4,593	0.9 %	37,174	7.2 %
Interest expense, net	6,529	1.3 %	6,123	1.2 %
Other expense, net	4,719	0.9 %	130	0.0 %
(Loss) income before income taxes	(6,655)	(1.3)%	30,921	6.0 %
(Benefit) Provision for income taxes	(1,512)	(0.3)%	13,080	2.5 %
Net (loss) income	$ (5,143)	(1.0)%	$ 17,841	3.4 %

The following table sets forth our net sales by product line for the periods indicated (in thousands) and the percentage of year-over-year change:

	Year Ended December 31,		
	2011	2010	% Change
Hip products	$ 173,201	$ 176,687	(2.0)%
Knee products	123,988	128,854	(3.8)%
Extremity products	135,476	124,490	8.8 %
Biologics products	69,409	79,231	(12.4)%
Other	10,873	9,711	12.0 %
Total net sales	$ 512,947	$ 518,973	(1.2)%

The following graphs illustrate our product line sales as a percentage of total net sales for the years ended December 31, 2011 and 2010:

Product Line Sales as a Percentage of Total Net Sales

2011


Extremity products 26.4%
Hip products 33.8%
Biologics products 13.5%
Other 2.1%
Knee products 24.2%

2010


Extremity products 24.0%
Hip products 34.0%
Biologics products 15.3%
Other 1.9%
Knee products 24.8%

Net sales. Our U.S. net sales totaled $295.9 million in 2011 and $310.0 million in 2010, representing approximately 58% of total net sales in 2011, 60% of total net sales in 2010 and a 5% decrease in 2011 compared to 2010. Our international net sales totaled $217.0 million in 2011, a 4% increase as compared to net sales of $209.0 million in 2010. Our 2011 international net sales included a favorable foreign currency impact of approximately $10.6 million when compared to 2010 net sales. The favorable currency impact and a 7% increase in sales in Japan were partially offset by a 5% decrease in sales in Europe.

Our hip product net sales totaled $173.2 million in 2011, representing a 2% decrease over 2010. This decrease is attributable to a 14% decline in U.S. hip sales, driven by an 11% decline in unit sales. The remaining decrease was driven by a decline in average selling prices. International hip sales increased by 6%, attributable to a $6.4 million favorable currency impact compared to 2010.

Net sales of our knee products totaled $124.0 million in 2011, representing a decrease of 4% over 2010. In the U.S., knee sales decreased 4% over 2010 due primarily to decreased average selling prices. Internationally, knee sales decreased 4% in 2011 over 2010, primarily due to lower unit sales, which was partially offset by a favorable currency impact of $2.0 million.

Our extremity product net sales increased to $135.5 million in 2011, representing growth of 9% over 2010. This increase was primarily driven by our U.S. extremity business, which increased 7%, due primarily to our PRO-TOE™ VO Hammertoe Fixation System, launched in the first quarter of 2011, as well as the continued success of our INBONE™ products and our VALOR™ ankle fusion nail system, launched in the 2nd quarter of 2010. International extremity sales growth of 15% was primarily due to the continued success of our DARCO plating system as well as a favorable currency impact of $1.4 million.

Net sales of our biologic products totaled $69.4 million in 2011, which declined by 12%, as compared to 2010. Our U.S. biologics sales decreased 15% compared to 2010, primarily due to the license agreement entered into with KCI during the first quarter of 2011.

Cost of sales. Our cost of sales as a percentage of net sales increased slightly in 2011 compared to 2010 from 30.5% to 30.6% as increased provisions for excess and obsolete inventory were mostly offset by favorable manufacturing expenses and favorable currency exchange rates.

Our cost of sales and corresponding gross profit percentages can be expected to fluctuate in future periods depending upon changes in our product sales mix and prices, distribution channels and geographies, manufacturing yields, period expenses, levels of production volume and currency exchange rates. During 2012, cost of sales may increase due to expenses associated with lower levels of production volume and higher levels of excess and obsolete inventory provisions as we implement our strategy for significantly reducing inventories.

Cost of sales - restructuring. In 2011, we recorded charges of $2.5 million (0.5% of net sales) for excess and obsolete inventory provisions associated with product optimization as we reduce the size of our international product portfolio.

Selling, general and administrative. Our selling, general and administrative expenses as a percentage of net sales totaled 58.8% and 54.4% in 2011 and 2010, respectively. Selling, general and administrative expense for 2011 included $7.0 million of non-cash, stock-based compensation expense (1.4% of net sales), $12.9 million of costs associated with our U.S. government inquiries and our DPA (2.5% of net sales), and a provision of $13.2 million recognized during the quarter ended September 30, 2011, for management's estimate of our total liability for claims associated with previous and estimated future fractures of our titanium PROFEMUR® long modular necks in North America (2.6% of net sales). During 2010, selling, general and administrative expense included $9.9 million of non-cash, stock-based compensation expense (1.9% of net sales) and $10.9 million of costs associated with our U.S. government inquiries and our DPA (2.1% of net sales). The increase in selling, general and administrative expense as a percentage of sales is primarily attributable to the provision recorded for product liability discussed above, as well as increased spending on our global compliance efforts and legal fees, which were partially offset by decreased spending on medical education.

The successful implementation of our enhanced compliance program requires the full and sustained cooperation of our employees, distributors, and sales agents as well as the healthcare professionals with whom they interact. These efforts may require increased expenses. In addition, the 12 month extension of the DPA and the associated monitorship has resulted in continued expenses associated with the monitor. Further, as part of our enhanced compliance program, we are in the process of evaluating our royalty agreements with our physician consultants. If we determine that any of these royalty agreements require termination or amendment, the settlement of such termination or amendment may have a significant impact on our results of operations.

Research and development. Our investment in research and development activities represented 5.9% and 7.2% of net sales in 2011 and 2010, respectively. Our research and development expense included non-cash, stock-based compensation expense of $0.7 million (0.1% of net sales) in 2011, compared to $1.9 million (0.4% of net sales) in 2010. The remaining decrease in research and development expense as a percentage of sales is primarily attributable to decreased spending on research and development activities and clinical studies as we encountered certain inefficiencies associated with the implementation of our enhanced compliance program.

Amortization of intangible assets. Charges associated with amortization of intangible assets totaled $2.9 million in 2011, as compared to $2.7 million in 2010. Based on the intangible assets held at December 31, 2011, we expect to amortize $2.8 million in 2012, $2.4 million in 2013, $2.2 million in 2014, $2.2 million in 2015 and $2.0 million in 2016.

Restructuring Charges. During 2011, we recognized $14.4 million of restructuring charges within operating expenses, primarily for severance obligations and the impairment of long-lived assets. We believe that the remaining restructuring charges of approximately $18 million to $25 million will likely be recorded in the first half of 2012.

Interest expense, net. Interest expense, net, consists of interest expense of $7.0 million and $6.6 million in 2011 and 2010, respectively, primarily from borrowings under the Term Loan for 2011 under our Senior Credit Facility, and our Notes for 2010, offset by interest income of $0.4 million and $0.5 million during 2011 and 2010, respectively, generated by our invested cash balances and investments in marketable securities. The amounts of interest income we realize in 2012 and beyond are subject to variability, dependent upon both the rate of invested returns we realize and the amount of excess cash balances on hand. Additionally, the amount of interest expense we incur is subject to variability dependent upon the change in London Interbank Offered Rate (LIBOR) rates and our consolidated leverage ratio.

Other expense, net. Other expense, net includes approximately $4.1 million of expenses in 2011 for the write off of pro-rata unamortized deferred financing fees and for bank and legal fees associated with the purchase of $170.9 million aggregate principal amount of the Notes validly tendered in the tender offer.

(Benefit)/Provision for income taxes. We recorded tax benefit of $1.5 million in 2011 and tax provision of $13.1 million in 2010. Our effective tax rate for 2011 and 2010 was 22.7% and 42.3% respectively. The unfavorable trend in the effective tax rate in 2011 was primarily due to a $1.0 million provision associated with the initial assessments from the examination of our 2008 income tax return by the Internal Revenue Service. Effective January 1, 2012, the research and development credit expired. If this credit is not reinstated, our income tax provision could be unfavorably impacted by less than $1.0 million.

Comparison of the year ended December 31, 2010 to the year ended December 31, 2009

The following table sets forth, for the periods indicated, our results of operations expressed as dollar amounts (in thousands) and as percentages of net sales:

	Year Ended December 31,			
	2010		2009	
	Amount	% of Sales	Amount	% of Sales
Net sales	$ 518,973	100.0 %	$ 487,508	100.0 %
Cost of sales	158,456	30.5 %	148,715	30.5 %
Gross profit	360,517	69.5 %	338,793	69.5 %
Operating expenses:				
Selling, general and administrative	282,413	54.4 %	270,456	55.5 %
Research and development	37,300	7.2 %	35,691	7.3 %
Amortization of intangible assets	2,711	0.5 %	5,151	1.1 %
Restructuring charges	919	0.2 %	3,544	0.7 %
Total operating expenses	323,343	62.3 %	314,842	64.6 %
Operating income	37,174	7.2 %	23,951	4.9 %
Interest expense, net	6,123	1.2 %	5,466	1.1 %
Other expense, net	130	0.0 %	2,873	0.6 %
Income before income taxes	30,921	6.0 %	15,612	3.2 %
Provision for income taxes	13,080	2.5 %	3,481	0.7 %
Net income	$ 17,841	3.4 %	$ 12,131	2.5 %

The following table sets forth our net sales by product line for the periods indicated (in thousands) and the percentage of year-over-year change:

	Year Ended December 31,		
	2010	2009	% Change
Hip products	$ 176,687	$ 167,869	5.3 %
Knee products	128,854	122,178	5.5 %
Extremity products	124,490	107,375	15.9 %
Biologics products	79,231	79,120	0.1 %
Other	9,711	10,966	(11.4)%
Total net sales	$ 518,973	$ 487,508	6.5 %

The following graphs illustrate our product line sales as a percentage of total net sales for the years ended December 31, 2010 and 2009:

Product Line Sales as a Percentage of Total Net Sales


2010
Extremity products 24.0%
Hip products 34.0%
Biologics products 15.3%
Other 1.9%
Knee products 24.8%
2009
Extremity products 22.0%
Hip products 34.4%
Biologics products 16.2%
Other 2.3%
Knee products 25.1%

Net sales. Our U.S. net sales totaled $310.0 million in 2010 and $299.6 million in 2009, representing approximately 60% of total net sales in 2010, 61% of total net sales in 2009 and a 3% increase in 2010 over 2009. Our international net sales totaled $209.0 million in 2010, an 11% increase as compared to net sales of $187.9 million in 2009. Our 2010 international net sales included a favorable foreign currency impact of approximately $1.5 million when compared to 2009 net sales, due to the 2010 favorable performance of the Japanese yen and the Canadian dollar against the U.S. dollar, which was partially offset by the unfavorable performance of the euro against the U.S. dollar.

From a product line perspective, our net sales growth for 2010 was attributable to increases in our extremity, hip and knee product lines of 16%, 5% and 5%, respectively, while our biologics product line remained flat. During 2010, our extremity sales growth was primarily driven by our U.S. business, which increased 14%, primarily due to the continued success of our INBONE™ total ankle system, our increased sales of our ORTHOLOC™ polyaxial trauma plating system, and increased sales of VALOR ankle fusion nail system. The increase in our hip product sales was driven by increased sales of our PROFEMUR® hip system. Sales of our knee products increased in 2010 compared to the prior year as a result of increased unit sales, which were partially offset by declines in pricing.

Cost of sales. Our cost of sales as a percentage of net sales was 30.5% in both 2009 and 2010. Unfavorable geographic mix shifts, as our more profitable U.S. sales decreased as a percentage of total sales, along with unfavorable pricing in our U.S. hip and knee business were offset by lower levels of excess and obsolete inventory provisions and favorable manufacturing expenses.

Operating expenses. Our total operating expenses, as a percentage of net sales, decreased by 2.3 percentage points to 62.3% in 2010 from 64.6% in 2009, as lower levels of restructuring charges and amortization expenses were partially offset by increased expenses associated with our U.S. government inquires and our DPA. Additionally our 2009 operating expenses included a $5.6 million (1.1% of net sales) provision for potential losses associated with a trade receivable.

Interest expense, net. Interest expense, net, consists of interest expense of $6.6 million and $6.5 million in 2010 and 2009, respectively, primarily from our $200 million of Convertible Senior Notes due 2014 issued in November 2007. This was partially offset by interest income of $0.5 million and $1.0 million during 2010 and 2009, respectively, generated by our invested cash balances and investments in marketable securities. The decline in interest income was due to the overall decline in interest rates on our invested cash balances and investments in marketable securities during 2010.

Other expense, net. Other expense, net, totaled $0.1 million of expense during 2010 compared to $2.9 million of expense during 2009. During 2009, we recognized $2.6 million of expense related to the write-off of the CTA balances for certain subsidiaries that had been substantially liquidated as part of our restructuring of operations in Toulon, France.

Provision for income taxes. Our effective tax rate for 2010 and 2009 was 42.3% and 22.3%, respectively. The increase in our effective tax rate was primarily due to changes in our valuation allowance in both years, higher levels of non-deductible expenses in 2010, primarily due to a portion of the civil settlement payment that is considered not deductible, and the greater impact of certain deductions on our lower income in 2009.

Seasonal Nature of Business

We traditionally experience lower sales volumes in the third quarter than throughout the rest of the year as many of our reconstructive products are used in elective procedures, which generally decline during the summer months, typically resulting in selling, general and administrative expenses and research and development expenses as a percentage of sales that are higher during this period than throughout the rest of the year. In addition, our first quarter selling, general and administrative expenses include additional expenses that we incur in connection with the annual meeting held by the American Academy of Orthopaedic Surgeons (AAOS) and the American College of Foot and Ankle Surgeons (ACFAS). The AAOS meeting, which is the largest orthopaedic meeting in the world, features the presentation of scientific papers and instructional courses for orthopaedic surgeons. During this three-day event, we display our most recent and innovative products for these surgeons. The ACFAS meeting, similar to AAOS, is another three-day event to display our latest innovations in the foot and ankle market.

Restructuring

On September 15, 2011, we announced plans to implement a cost restructuring plan to foster growth, enhance profitability and cash flow, and build stockholder value. We have implemented numerous initiatives to reduce spending, including streamlining select aspects of our international selling and distribution operations, reducing the size of our product portfolio, adjusting plant operations to align with our volume and mix expectations and rationalizing our research and development projects. In total, we reduced our workforce by approximately 80 employees, or 6%. We have estimated that total pre-tax restructuring charges will be approximately $18 million to $25 million, of which we recognized $16.9 million in 2011. We expect the remaining charges to be recorded during the first half of 2012. We anticipate that recording the remaining $1 million to $8 million of restructuring expenses could have a material impact on our results of operations in the period incurred; however, we do not expect that the restructuring expenses will have an impact on our financial condition or liquidity. We have realized the benefits from this restructuring within selling, general and administrative expenses and research and development expenses in the fourth quarter of 2011 and expect to achieve additional savings beginning in 2012, partially offset by unfavorable income tax consequences, and incremental expenses associated with senior management changes. In total, our net income will have an approximately $2 million favorable impact beginning in 2012 on an annual basis. Additionally, beginning in 2013, we expect to realize additional benefits within cost of sales, the net income impact of which is approximately $1 million annually. However, the favorable impact from our cost improvement restructuring plan in 2012 will be more than offset by the additional investments we are making in 2012 for the transformational changes discussed above in "Opportunities and Challenges." See Note 17 to our condensed consolidated financial statements for further discussion of our restructuring charges.

Liquidity and Capital Resources

The following table sets forth, for the periods indicated, certain liquidity measures (in thousands):

	As of December 31,	
	2011	**2010**
Cash and cash equivalents	$ 153,642	$ 153,261
Short-term marketable securities	13,597	19,152
Long-term marketable securities	4,502	17,193
Working capital	424,543	426,286
Line of credit availability	42,000	100,000

In 2010, we began investing in long-term marketable securities with maturity dates ranging from 17 to 36 months, consisting of investments in government, agency, and corporate bonds. As of December 31, 2011, the weighted average maturity for these investments was 13 months.

Operating Activities. Cash provided by operating activities totaled $61.4 million, $73.2 million, and $71.8 million in 2011, 2010 and 2009 respectively. The decrease in cash provided by operating activities in 2011 as compared to 2010 was due to decreased profitability, primarily associated with cash paid for restructuring charges of approximately $9.9 million.

In 2010 compared to 2009, the increase in cash from operating activities was primarily due to a decrease in our provision for deferred taxes, which was mostly offset by changes in working capital, primarily due to the decrease in our inventory balance in 2009.

Investing Activities. Our capital expenditures totaled $47.0 million in 2011, $49.0 million in 2010, and $37.2 million in 2009. The increase in 2010 compared to 2009 is attributable to increased spending on manufacturing equipment and surgical instrumentation primarily associated with our recent launch of our EVOLUTION™ medial-pivot knee system, as well as increased spending related to the expansion of our facilities in Arlington, Tennessee. Capital expenditures remained relatively flat in 2011 as decreases in spending on the previously discussed spending on manufacturing equipment and facilities expansion was offset by capital expenditures associated with the upgrade of our enterprise resource planning system. Historically, our capital expenditures have consisted principally of purchased manufacturing equipment, research and testing equipment, computer systems, office furniture and equipment and surgical instruments. We expect to incur capital expenditures in 2012 of approximately $30 million for routine capital expenditures.

Financing Activities. During 2011, cash used in financing activities totaled $30.1 million, compared to cash used in financing activities in 2010 of $0.2 million and cash provided by financing of $0.5 million in 2009. The change is primarily attributable to the payments to fund the purchase of $170.9 million of the Notes validly tendered in the tender offer, mostly offset by the cash proceeds from a $150 million borrowing under the Term Loan.

In 2012, we will make continued payments under our long-term capital leases, including interest, of $1.1 million.

In November 2007, we issued $200 million of 2.625% Convertible Senior Notes due 2014 (Notes). The Notes will mature on December 1, 2014. The Notes pay interest semiannually at an annual rate of 2.625% and are convertible into shares of our common stock at an initial conversion rate of 30.6279 shares per $1,000 principal amount of the Notes subject to adjustment upon the occurrence of specified events, which represents an initial conversion price of $32.65 per share. The holder of the Notes may convert at any time on or prior to the close of business on the business day immediately preceding the maturity date of Notes. Beginning on December 6, 2011, we may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if the closing price of our common stock has exceeded 140% of the conversion price for at least 20 days during any consecutive 30-day trading period. Additionally, if we experience a fundamental change event, as defined in the indenture governing the Notes (Indenture), the holders may require us to purchase for cash all or a portion of the Notes, for 100% of the principal amount of the notes, plus accrued and unpaid interest. If upon a fundamental change event, a holder elects to convert its Notes, we may, under certain circumstances, increase the conversion rate for the Notes surrendered. The Notes are unsecured obligations and are effectively subordinated to (i) all of our existing and future secured debt, including our obligations under our credit agreement, to the extent of the value of the assets securing such debt, and (ii) because the Notes are not guaranteed by any of our subsidiaries, to all liabilities of our subsidiaries.

On February 10, 2011, we announced the commencement of a tender offer to purchase for cash any and all of our outstanding Notes. Upon expiration on March 11, 2011, we purchased $170.9 million aggregate principal amount of the Notes. As a result of this transaction, we recognized approximately $4.1 million for the write off of pro-rata unamortized deferred financing fees and for bank and legal fees associated with the purchase. As of December 31, 2011, $29.1 million aggregate principal amount of the Notes remain outstanding.

On February 10, 2011, we entered into an amended and restated revolving credit agreement (Senior Credit Facility). The Senior Credit Facility has revolver availability of $200 million and availability in a delayed draw term loan of up to $150 million. The total availability can be increased by up to an additional $100 million at our request and subject to the agreement of the lenders. Borrowings under the Senior Credit Facility will bear interest at the sum of a base rate or a Eurodollar rate plus an applicable margin that ranges from 0.0% to 2.75%, depending on the type of loan and our consolidated leverage ratio. The term of the Senior Credit Facility extends through February 10, 2016. As a result of this transaction, we incurred deferred financing charges of approximately $2.9 million, which will be amortized over the term of the Senior Credit Facility.

In March 2011, to fund the purchase of the Notes, we borrowed $150 million under the delayed draw term loan (Term Loan) facility available under our Senior Credit Facility. The Term Loan bears interest at a one month London Interbank Offered Rate (LIBOR) rate, plus a margin based on our consolidated leverage ratio as defined in the Senior Credit Facility. As of December 30, 2011, the one month LIBOR was 0.30% and the applicable margin was 2.25%. Quarterly repayments of the original principal amount of the Term Loan are required under the Senior Credit Facility, with the remaining principal amount due on February 10, 2016.

In March 2011, we entered into an interest rate swap agreement, which we designated as cash flow hedge of the underlying variable rate obligation on our Term Loan. We did not have any interest rate swap agreements outstanding as of December 31, 2010. See Note 11 for additional information regarding the interest rate swap agreement.

The payment of our indebtedness under the Senior Credit Facility is secured by pledges of 100% of the capital stock of our U.S. subsidiaries and 65% of the capital stock of our material foreign subsidiaries, and is guaranteed by our material domestic subsidiaries. The Senior Credit Facility contains customary financial and non-financial covenants. Upon the occurrence of an event of default, the lenders may declare that all principal, interest and other amounts owed are immediately due and payable and may exercise any other available right or remedy. The events of default include, but are not limited to, non-payment of amounts owed, failure to perform covenants, breach of representations and warranties, institution of insolvency proceedings, entry of certain judgments, and occurrence of a change in control.

Currently, the calculation of our leverage ratio in our Senior Credit facility agreement does not add back cash restructuring charges and expenses associated with our DPA since its extension. In order to ensure compliance with our leverage ratio, it is possible that we may make an additional cash payment of $30 million to $50 million to reduce our debt during 2012. Because the restructuring charges and DPA expenses will not have an ongoing impact on our EBITDA calculation and debt covenant ratios, it is also possible that our Senior Credit facility will be amended to allow these charges as addbacks and therefore, we would not need to make the additional principal payment described above. However, there can be no assurance the lender will grant these additional modifications to the current debt agreement.

As of December 31, 2011, we had an immaterial amount of cash and cash equivalents held in jurisdictions outside of the U.S., which are expected to be indefinitely reinvested for continued use in foreign operations. Repatriation of these assets to the U.S. would have negative tax consequences. The Company does not intent to repatriate funds.

Contractual Cash Obligations. At December 31, 2011, we had contractual cash obligations and commercial commitments as follows (in thousands):

	Payments Due by Periods				
	Total	2012	2013-2014	2015-2016	After 2016
Amounts reflected in consolidated balance sheet:					
Lease obligations[1]	$ 1,950	$ 1,080	$ 867	$ 3	$ —
Convertible Senior Notes[2]	29,111	—	29,111	—	—
Term Loan[3]	144,375	7,500	28,125	108,750	—
Amounts not reflected in consolidated balance sheet:					
Operating leases	17,928	8,754	8,002	774	398
Interest on Convertible Senior Notes[4]	2,231	765	1,466	—	—
Interest on Term Loan[5]	12,493	3,562	6,216	2,715	—
Royalty and consulting agreements	715	147	284	284	—
Total contractual cash obligations	$ 208,803	$ 21,808	$ 74,071	$ 112,526	$ 398

(1) Payments include amounts representing interest.

(2) Represents long-term debt payment provided holders of the Convertible Senior Notes due 2014 do not exercise the option to convert each $1,000 note into 30.6279 shares of our common stock. Our Convertible Senior Notes are discussed further in Note 9 to our consolidated financial statements contained in "Financial Statements and Supplementary Data."

(3) Represents payments on the delayed draw term loan (Term Loan), which was used to fund the purchase of the Convertible Senior Notes. Quarterly repayments of the original principal amount of the Term Loan are required under the Senior Credit Facility, with the remaining principal amount due on February 10, 2016.

(4) Represents interest on Convertible Senior Notes due 2014 payable semiannually with an annual interest rate of 2.625%.

(5) Represents interest on the Term Loan, which bears interest at a one month London Interbank Offered Rate (LIBOR) rate, plus a margin based on our consolidated leverage ratio as defined in the Senior Credit Facility. As of December 30, 2011, the one month LIBOR was 0.30% and the applicable margin was 2.25%. This estimate is subject to uncertainty due to the variable nature of the interest rates. Should interest rates vary significantly, our estimate could be materially different from actual results.

The amounts reflected in the table above for capital lease obligations represent future minimum lease payments under our capital lease agreements, which are primarily for certain property and equipment. The present value of the minimum lease payments are recorded in our balance sheet at December 31, 2011. The minimum lease payments related to these leases are discussed further in Note 9 to our consolidated financial statements contained in "Financial Statements and Supplementary Data."

The amounts reflected in the table above for operating leases represent future minimum lease payments under non-cancelable operating leases primarily for certain equipment and office space. The royalty and consulting agreements in the above table represent minimum payments under non-cancelable contracts with consultants that are contingent upon future services. Portions of these payments are denominated in foreign currencies and were translated in the table above based on their respective U.S. dollar exchange rates at December 31, 2011. These future payments are subject to foreign currency exchange rate risk. Our purchase obligations and royalty and consulting agreements are disclosed in Note 18 to our consolidated financial statements contained in "Financial Statements and Supplementary Data."

Portions of these payments are denominated in foreign currencies and were translated in the table above based on their respective U.S. dollar exchange rates at December 31, 2011. These future payments are subject to foreign currency exchange rate risk. In accordance with U.S. generally accepted accounting principles, our operating leases are not recognized in our consolidated balance sheet; however, the minimum lease payments related to these agreements are disclosed in Note 18 to our consolidated financial statements contained in "Financial Statements and Supplementary Data."

Contingent consideration of up to $400,000 may be paid related to the acquisition of certain assets associated with the EZ Concept Surgical Device Corporation (EZ Frame). The potential additional cash payments are based on the future financial performance of the acquired assets. Additionally, in accordance with the October 2011 CCI acquisition, we will pay royalties based on sales of the acquired product.

In addition to the contractual cash obligations discussed above, all of our U.S. sales and a portion of our international sales are subject to commissions based on net sales. A substantial portion of our global sales are subject to royalties earned based on product sales.

Additionally, as of December 31, 2011, we had $3.7 million of unrecognized tax benefits recorded within "Other liabilities" in our consolidated balance sheet. This represents the tax benefits associated with various tax positions taken, or expected to be taken, on U.S. and international tax returns that have not been recognized in our financial statements due to uncertainty regarding their resolution. We are unable to make a reliable estimate of the eventual cash flows by period that may be required to settle these matters. Certain of these matters may not require cash settlement due to the existence of net operating loss carryforwards. Therefore, our unrecognized tax benefits are not included in the table above. See Note 12 to our consolidated financial statements contained in "Financial Statements and Supplementary Data."

Other Liquidity Information. We have funded our cash needs since 2000 through various equity and debt issuances and through cash flow from operations. In 2001, we completed our initial public offering of 7,500,000 shares of common stock, which generated $84.8 million in net proceeds. In 2002, we completed a secondary offering of 3,450,000 shares of common stock, which generated $49.5 million in net proceeds. In 2007, we issued $200 million of 2.625% Convertible Senior Notes due 2014, which generated net proceeds totaling $193.5 million. In 2011, we purchased $170.9 million aggregate principal amount of the notes outstanding which we funded through a delayed draw term loan of $150 million under our senior credit facility and cash on hand.

Although it is difficult for us to predict our future liquidity requirements, we believe that our current cash balance of approximately $153.6 million, our marketable securities balances totaling $18.1 million and available borrowings under the senior credit facility will be sufficient for the foreseeable future to fund our working capital requirements and operations, permit anticipated capital expenditures in 2012 of approximately $30 million, and meet our contractual cash obligations in 2012.

Critical Accounting Estimates

All of our significant accounting policies and estimates are described in Note 2 to our consolidated financial statements contained in "Financial Statements and Supplementary Data." Certain of our more critical accounting estimates require the application of significant judgment by management in selecting the appropriate assumptions in determining the estimate. By their nature, these judgments are subject to an inherent degree of uncertainty. We develop these judgments based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Different, reasonable estimates could have been used in the current period. Additionally, changes in accounting estimates are reasonably likely to occur from period to period. Both of these factors could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

We believe that the following financial estimates are both important to the portrayal of our financial condition and results of operations and require subjective or complex judgments. Further, we believe that the items discussed below are properly recorded in the financial statements for all periods presented. Our management has discussed the development, selection and disclosure of our most critical financial estimates with the audit committee of our board of directors and with our independent auditors. The judgments about those financial estimates are based on information available as of the date of the financial statements. Those financial estimates include:

Revenue recognition. Our revenues are primarily generated through two types of customers, hospitals and surgery centers and stocking distributors, with the majority of our revenue derived from sales to hospitals. Our products are sold through a network of employee and independent sales representatives in the U.S. and by a combination of employee sales representatives, independent sales representatives and stocking distributors outside the U.S. We record revenues from sales to hospitals and surgery centers when they take title to the product, which is generally when the product is surgically implanted in a patient.

We record revenues from sales to our stocking distributors at the time the product is shipped to the distributor. Our stocking distributors, who sell the products to their customers, take title to the products and assume all risks of ownership. Our distributors are obligated to pay us within specified terms regardless of when, if ever, they sell the products. In general, our distributors do not have any rights of return or exchange; however, in limited situations we have repurchase agreements with certain stocking distributors. Those certain agreements require us to repurchase a specified percentage of the inventory purchased by the distributor within a specified period of time prior to the expiration of the contract. During those specified periods, we defer the applicable percentage of the sales. Approximately $0.2 million and $0.3 million of sales related to these types of agreements were deferred and not yet recognized as revenue as of December 31, 2011 and 2010, respectively.

We must make estimates of potential future product returns related to current period product revenue. To do so, we analyze our historical experience related to product returns when evaluating the adequacy of the allowance for sales returns. Judgment must be used and estimates made in connection with establishing the allowance for product returns in any accounting period. Our allowances for product returns of approximately $0.5 million and $0.6 million are included as a reduction of accounts receivable at December 31, 2011 and 2010, respectively. Should actual future returns vary significantly from our historical averages, our operating results could be affected.

In 2011, we entered into a trademark license agreement (License Agreement) with KCI Medical Resources, a subsidiary of Kinetic Concepts, Inc (KCI). In exchange for $8.5 million, of which $5.5 million was received immediately and $3 million was received in January 2012, the License Agreement provides KCI with a non-transferable license to use our trademarks associated with our GRAFTJACKET® line of products in connection with the marketing and distribution of KCI's soft tissue graft containment products used in the wound care field, subject to certain exceptions. License revenue is being recognized over 12 years on a straight line basis.

Allowances for doubtful accounts. We experience credit losses on our accounts receivable and accordingly, we must make estimates related to the ultimate collection of our accounts receivable. Specifically, we analyze our accounts receivable, historical bad debt experience, customer concentrations, customer creditworthiness and current economic trends when evaluating the adequacy of our allowance for doubtful accounts.

The majority of our accounts receivable are from hospitals, many of which are government funded. Accordingly, our collection history with this class of customer has been favorable. Historically, we have experienced minimal bad debts from our hospital customers and more significant bad debts from certain international stocking distributors, typically as a result of specific financial difficulty or geo-political factors. We write off accounts receivable when we determine that the accounts receivable are uncollectible, typically upon customer bankruptcy or the customer's non-response to continued collection efforts.

We believe that the amount included in our allowance for doubtful accounts has been a historically appropriate estimate of the amount of accounts receivable that are ultimately not collected. While we believe that our allowance for doubtful accounts is adequate, the financial condition of our customers and the geo-political factors that impact reimbursement under individual countries' healthcare systems can change rapidly, which would necessitate additional allowances in future periods. Our allowances for doubtful accounts were $8.5 million and $9.5 million, at December 31, 2011 and 2010, respectively, which includes a $0.6 million provision recorded in 2011, a $1.1 million provision recorded in 2010, and a $5.6 million provision recorded in 2009 for potential losses related to the trade receivable balances of certain of our non-U.S. stocking distributors.

Excess and obsolete inventories. We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory on a first-in, first-out (FIFO) basis or its net realizable value. We regularly review inventory quantities on hand for excess and obsolete inventory and, when circumstances indicate, we incur charges to write down inventories to their net realizable value. Our review of inventory for excess and obsolete quantities is based primarily on our forecast of product demand and production requirements for the next 24 months. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. Additionally, our industry is characterized by regular new product development that could result in an increase in the amount of obsolete inventory quantities on hand due to cannibalization of existing products. Also, our estimates of future product demand may prove to be inaccurate in which case we may be required to incur charges for excess and obsolete inventory. In the future, if additional inventory write-downs are required, we would recognize additional cost of goods sold at the time of such determination. Regardless of changes in our estimates of future product demand, we do not increase the value of our inventory above its adjusted cost basis. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, significant unanticipated decreases in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

Charges incurred for excess and obsolete inventory were $16.7 million, $9.3 million and $12.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Additionally, in 2011, we recorded charges of $2.5 million associated with product optimization in connection with our previously announced plans to implement a cost restructuring plan to foster growth, enhance profitability and cash flow, and build stockholder value.

Goodwill and long-lived assets. We have approximately $57.9 million of goodwill recorded as a result of the acquisition of businesses. Goodwill is tested for impairment annually, or more frequently if changes in circumstances or the occurrence of events suggest that impairment exists. Based on our single business approach to decision-making, planning and resource allocation, we have determined that we have only one reporting unit for purposes of evaluating goodwill for impairment. The annual evaluation of goodwill impairment may require the use of estimates and assumptions to determine the fair value of our reporting unit using projections of future cash flows. We performed our annual impairment test during the fourth quarter of 2011 and determined that the fair value of our reporting unit exceeded its carrying value and, therefore, no impairment charge was necessary.

Our business is capital intensive, particularly as it relates to surgical instrumentation. We depreciate our property, plant and equipment and amortize our intangible assets based upon our estimate of the respective asset's useful life. Our estimate of the useful life of an asset requires us to make judgments about future events, such as product life cycles, new product development, product cannibalization and technological obsolescence, as well as other competitive factors beyond our control. We account for the impairment of definite, long-lived assets in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 360, *Property, Plant and Equipment* (FASB ASC 360). Accordingly, we evaluate impairments of our property, plant and equipment based upon an analysis of estimated undiscounted future cash flows. If we determine that a change is required in the useful life of an asset, future depreciation and amortization is adjusted accordingly. Alternatively, if we determine that an asset has been impaired, an adjustment would be charged to income based on the asset's fair market value, or discounted cash flows if the fair market value is not readily determinable, reducing income in that period.

Product liability claims and other litigation. Periodically, claims arise involving the use of our products. We make provisions for claims specifically identified for which we believe the likelihood of an unfavorable outcome is probable and an estimate of the amount of loss has been developed. As additional information becomes available, we reassess the estimated liability related to our pending claims and make revisions as necessary. In the third quarter of 2011, as a result of an increase in the number and monetary amount of claims associated with fractures of our long PROFEMUR® titanium modular necks, management recorded a provision for current and future claims associated with fractures of this product. See Note 18 to our consolidated financial statements for further description of this provision. Future revisions in our estimates of the liability could materially impact our results of operation and financial position. We maintain insurance coverage that limits the severity of any single claim as well as total amounts incurred per policy year, and we believe our insurance coverage is adequate. We use the best information available to us in determining the level of accrued product liabilities, and we believe our accruals are adequate. Our accrual for product liability claims at December 31, 2011 was $23.7 million, of which $23.3 million was for our accrual related to long PROFEMUR® titanium modular necks in North America. We maintain insurance coverage that limits our self-insured risk per policy year, and have recorded an estimate of the probable recovery related to open claims. The estimated insurance proceeds are for current and projected claims through the end of our current coverage period, which ends in August 2012. Our accrual for product liability claims was $1.8 million at December 31, 2010.

We are also involved in legal proceedings involving contract, patent protection and other matters. We make provisions for claims specifically identified for which we believe the likelihood of an unfavorable outcome is probable and an estimate of the amount of loss can be developed.

Accounting for income taxes. Our effective tax rate is based on income by tax jurisdiction, statutory rates and tax saving initiatives available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and evaluating our tax positions. This process includes assessing temporary differences resulting from differing recognition of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. Realization of deferred tax assets in each taxable jurisdiction is dependent on our ability to generate future taxable income sufficient to realize the benefits. Management evaluates deferred tax assets on an ongoing basis and provides valuation allowances to reduce net deferred tax assets to the amount that is more likely than not to be realized.

Our valuation allowance balances totaled $14.3 million and $14.9 million as of December 31, 2011 and 2010, respectively, due to uncertainties related to our ability to realize, before expiration, some of our deferred tax assets for both U.S. and foreign income tax purposes. These deferred tax assets primarily consist of the carryforward of certain tax basis net operating losses and general business tax credits.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), effective January 1, 2007, which requires the tax effects of an income tax position to be recognized only if they are "more-likely-than-not" to be sustained based solely on the technical merits as of the reporting date. Effective July 1, 2009, this standard was incorporated into FASB ASC Section 740, *Income Taxes*. As a multinational corporation, we are subject to taxation in many jurisdictions and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit in the period in which we determine the liability no longer applies. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. Our liability for unrecognized tax benefits totaled $3.7 million and $3.2 million as of December 31, 2011 and 2010, respectively. See Note 12 to our consolidated financial statements contained in "Financial Statements and Supplementary Data" for further discussion of our unrecognized tax benefits.

We operate within numerous taxing jurisdictions. We are subject to regulatory review or audit in virtually all of those jurisdictions, and those reviews and audits may require extended periods of time to resolve. Management makes use of all available information and makes reasoned judgments regarding matters requiring interpretation in establishing tax expense, liabilities and reserves. We believe adequate provisions exist for income taxes for all periods and jurisdictions subject to review or audit.

Stock-based compensation. We calculate the grant date fair value of non-vested shares as the closing sales price on the trading day immediately prior to the grant date. We use the Black-Scholes option pricing model to determine the fair value of stock options and employee stock purchase plan shares. The determination of the fair value of these stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, which include the expected life of the award, the expected stock price volatility over the expected life of the awards, expected dividend yield and risk-free interest rate.

We estimate the expected life of options evaluating the historical activity as required by FASB ASC Topic *718, Compensation — Stock Compensation*. We estimate the expected stock price volatility based upon historical volatility of our common stock. The risk-free interest rate is determined using U.S. Treasury rates where the term is consistent with the expected life of the stock options. Expected dividend yield is not considered as we have never paid dividends and have no plans of doing so in the future.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics not present in our option grants and employee stock purchase plan shares. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Certain stock-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that is significantly higher than the fair values originally estimated on the grant date and reported in our financial statements. There is not currently a market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models.

We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All stock-based awards are amortized on a straight-line basis over their respective requisite service periods, which are generally the vesting periods.

If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods, such stock-based compensation expense in future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and net income per share. A change in assumptions may also result in a lack of comparability with other companies that use different models, methods and assumptions.

See Note 15 to our consolidated financial statements contained in "Financial Statements and Supplementary Data" for further information regarding our stock-based compensation disclosures.

Acquisition method accounting. Effective January 1, 2009, we adopted the provisions of Statement of Financial Accounting Standards No. 141R, *Business Combinations*, which significantly changes the accounting for acquired businesses. Effective July 1, 2009, this standard was incorporated into FASB ASC Section 805, *Business Combinations* (FASB ASC 805). Under this standard, an acquiring entity is required to recognize all assets acquired and liabilities assumed at the acquisition date fair value. Legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. FASB ASC 805 also requires, among other things, acquirers to estimate the acquisition-date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. See Note 3 to our consolidated financial statements contained in "Financial Statements and Supplementary Data" for information regarding our acquisitions.

Restructuring charges. We evaluate impairment issues for long-lived assets under the provisions of FASB ASC 360. We record severance-related expenses once they are both probable and estimable in accordance with the provisions of FASB ASC Section 712, *Compensation-Nonretirement Postemployment Benefits*, for severance provided under an ongoing benefit arrangement. One-time termination benefit arrangements and other costs associated with exit activities are accounted for under the provisions of FASB ASC Section 420, *Exit or Disposal Cost Obligations*. We estimated the expense for our restructuring initiatives by accumulating detailed estimates of costs, including the estimated costs of employee severance and related termination benefits, impairment of property, plant and equipment, contract termination payments for leases and any other qualifying exit costs. Such costs represented management's best estimates, which were evaluated periodically to determine if an adjustment was required.

Recent Accounting Pronouncements

The FASB has issued several Accounting Standards Updates (ASU) that will be effective in 2012. New guidance on fair value measurements (ASU 2011-04) and on presentation of other comprehensive income (ASU 2011-05) will not have a significant impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk arises principally from the interest rates associated with our invested cash balances. On December 31, 2011, we have invested short term cash and cash equivalents and marketable securities of approximately $55 million. We believe that a 25 basis point change in interest rates is reasonably possible in the near term. Based on our current level of investment, an increase or decrease of 25 basis points in interest rates would have an annual impact of $138,000 to our interest income.

We also are exposed to interest rate risk related to our U.S. dollar LIBOR-indexed borrowings of $144.4 million. We have entered into an interest rate swap instrument to manage our earnings and cash flow exposure to changes in interest rates. This interest rate derivative instrument will fix the interest rate on a portion ($50 million) of our LIBOR-indexed floating-rate borrowings.

Based on our outstanding borrowings at December 31, 2011, a 10% change in interest rates would have impacted the interest expense on the unhedged portion of our debt by an immaterial amount on an annualized basis.

Foreign Currency Exchange Rate Fluctuations

Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies could adversely affect our financial results. Approximately 31% and 29% of our total net sales were denominated in foreign currencies during the years ended December 31, 2011 and 2010, and we expect that foreign currencies will continue to represent a similarly significant percentage of our net sales in the future. Cost of sales related to these sales are primarily denominated in U.S. dollars; however, operating costs related to these sales are largely denominated in the same respective currencies, thereby partially limiting our transaction risk exposure.

A substantial majority of our sales denominated in foreign currencies are derived from European Union countries, which are denominated in the euro; from Japan, which are denominated in the Japanese yen; from the United Kingdom, which are denominated in the British pound; and from Canada, which are denominated in the Canadian dollar. Additionally, we have significant intercompany receivables from our foreign subsidiaries which are denominated in foreign currencies, principally the euro, the yen, the British pound, and the Canadian dollar. Our principal exchange rate risk, therefore, exists between the U.S. dollar and the euro, the U.S. dollar and the yen, the U.S. dollar and the British pound, and the U.S. dollar and the Canadian dollar. Fluctuations from the beginning to the end of any given reporting period result in the revaluation of our foreign currency-denominated intercompany receivables and payables, generating currency translation gains or losses that impact our non-operating income and expense levels in the respective period.

As discussed in Note 2 to our consolidated financial statements in "Financial Statements and Supplementary Data," we enter into certain short-term derivative financial instruments in the form of foreign currency forward contracts. These forward contracts are designed to mitigate our exposure to currency fluctuations in our intercompany balances denominated in euros, Japanese yen, British pounds and Canadian dollars. Any change in the fair value of these forward contracts as a result of a fluctuation in a currency exchange rate is expected to be offset by a change in the value of the intercompany balance. These contracts are effectively closed at the end of each reporting period.

At December 31, 2011, the result of a uniform 10% strengthening in the value of the U. S. dollar relative to the currencies in which our transactions are denominated would result in a decrease in operating income of approximately $8 million for 2011. This hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. This sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices, which can be also be affected by the change in exchange rates.

Other

We do not purchase or hold any market risk instruments for trading purposes.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Wright Medical Group, Inc.:

We have audited the accompanying consolidated balance sheets of Wright Medical Group, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Memphis, Tennessee
February 23, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Wright Medical Group, Inc.:

We have audited the effectiveness of internal control over financial reporting of Wright Medical Group, Inc. and subsidiaries (the Company) as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 23, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Memphis, Tennessee
February 23, 2012

Wright Medical Group, Inc.
Consolidated Balance Sheets (In thousands, except share data)

	December 31, 2011	December 31, 2010
Assets:		
Current assets:		
Cash and cash equivalents	$ 153,642	$ 153,261
Marketable securities	13,597	19,152
Accounts receivable, net	98,995	105,336
Inventories	164,600	166,339
Prepaid expenses	5,916	5,333
Deferred income taxes	40,756	32,026
Other current assets	23,027	16,143
Total current assets	500,533	497,590
Property, plant and equipment, net	160,284	158,247
Goodwill	57,920	54,172
Intangible assets, net	17,731	16,501
Marketable securities	4,502	17,193
Deferred income taxes	3,688	4,125
Other assets	9,922	7,411
Total assets	$ 754,580	$ 755,239
Liabilities and Stockholders' Equity:		
Current liabilities:		
Accounts payable	$ 11,651	$ 15,862
Accrued expenses and other current liabilities	55,831	54,409
Current portion of long-term obligations	8,508	1,033
Total current liabilities	75,990	71,304
Long-term debt and capital lease obligations	166,792	201,766
Deferred income taxes	11,589	5,705
Other liabilities	31,745	5,492
Total liabilities	286,116	284,267
Commitments and contingencies (Note 18)		
Stockholders' equity:		
Common stock, $.01 par value, authorized: 100,000,000 shares; issued and outstanding: 39,306,118 shares at December 31, 2011 and 39,171,501 shares at December 31, 2010	384	379
Additional paid-in capital	395,840	390,098
Accumulated other comprehensive income	19,061	22,173
Retained earnings	53,179	58,322
Total stockholders' equity	468,464	470,972
Total liabilities and stockholders' equity	$ 754,580	$ 755,239

The accompanying notes are an integral part of these consolidated financial statements.

Wright Medical Group, Inc.
Consolidated Statements of Operations (In thousands, except per share data)

	Year ended December 31,		
	2011	2010	2009
Net sales	$ 512,947	518,973	$ 487,508
Cost of sales [1]	156,906	158,456	148,715
Cost of sales - restructuring	2,471	—	—
Gross profit	353,570	360,517	338,793
Operating expenses:			
Selling, general and administrative [1]	301,588	282,413	270,456
Research and development [1]	30,114	37,300	35,691
Amortization of intangible assets	2,870	2,711	5,151
Restructuring charges (Note 17)	14,405	919	3,544
Total operating expenses	348,977	323,343	314,842
Operating income	4,593	37,174	23,951
Interest expense, net	6,529	6,123	5,466
Other expense, net	4,719	130	2,873
(Loss)income before income taxes	(6,655)	30,921	15,612
(Benefit)provision for income taxes	(1,512)	13,080	3,481
Net (loss)income	$ (5,143)	$ 17,841	$ 12,131
Net (loss)income per share (Note 13):			
Basic	$ (0.13)	$ 0.47	$ 0.32
Diluted	$ (0.13)	$ 0.47	$ 0.32
Weighted-average number of shares outstanding-basic	38,279	37,802	37,366
Weighted-average number of shares outstanding-diluted	38,279	37,961	37,443

1 These line items include the following amounts of non-cash, stock-based compensation expense for the periods indicated:

	Year Ended December 31,		
	2011	2010	2009
Cost of sales	$ 1,412	$ 1,301	$ 1,285
Selling, general and administrative	7,028	9,924	10,077
Research and development	668	1,952	1,829

The accompanying notes are an integral part of these consolidated financial statements.

Wright Medical Group, Inc.
Consolidated Statements of Cash Flows (In thousands)

	Year Ended December 31, 2011	2010	2009
Operating activities:			
Net (loss) income	$ (5,143)	$ 17,841	$ 12,131
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	40,227	35,559	32,717
Stock-based compensation expense	9,108	13,177	13,191
Amortization of intangible assets	2,870	2,711	5,151
Amortization of deferred financing costs	982	1,060	983
Deferred income taxes	(6,969)	9,244	(9,247)
Write off of deferred financing costs	2,926	—	—
Non-cash write-off of cumulative translation adjustment (CTA) balances	—	—	2,643
Excess tax benefit from stock-based compensation arrangements	(23)	(289)	(63)
Provision for losses on accounts receivable	(453)	1,073	5,339
Non-cash restructuring charges	4,924	246	—
Other	1,102	624	832
Changes in assets and liabilities (net of acquisitions):			
Accounts receivable	9,056	(4,666)	(4,003)
Inventories	(1,723)	(1,754)	13,049
Prepaid expenses and other current assets	(10,556)	(5,094)	5,953
Accounts payable	(6,398)	1,970	(1,950)
Accrued expenses and other liabilities	21,511	1,492	(4,975)
Net cash provided by operating activities	61,441	73,194	71,751
Investing activities:			
Capital expenditures	(46,957)	(49,038)	(37,190)
Acquisition of businesses	(5,639)	(2,923)	(6,785)
Purchase of intangible assets	(1,624)	(1,690)	(1,037)
Maturities of held-to-maturity marketable securities	4,748	—	—
Investment in held-to-maturity marketable securities	—	(4,671)	—
Sales and maturities of available-for-sale marketable securities	38,509	135,219	71,499
Investment in available-for-sale marketable securities	(25,097)	(81,070)	(101,443)
Proceeds from sale of assets	5,500	—	—
Net cash used in investing activities	(30,560)	(4,173)	(74,956)
Financing activities:			
Issuance of common stock	540	663	680
Financing under factoring agreement, net	—	—	(58)
Payments of long term borrowings	(6,832)	(1,150)	(153)
Redemption of convertible senior notes	(170,889)	—	—
Proceeds from long term borrowings	150,000	—	—
Payments of deferred financing costs	(2,892)	—	—
Excess tax benefit from stock-based compensation arrangements	23	289	63
Net cash (used in) provided by financing activities	(30,050)	(198)	532
Effect of exchange rates on cash and cash equivalents	(450)	29	(783)
Net increase (decrease) in cash and cash equivalents	381	68,852	(3,456)
Cash and cash equivalents, beginning of year	153,261	84,409	87,865
Cash and cash equivalents, end of year	$ 153,642	$ 153,261	$ 84,409

The accompanying notes are an integral part of these consolidated financial statements.

Wright Medical Group, Inc.
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income
For the Years Ended December 31, 2009, 2010 and 2011 (In thousands, except share data)

	Common Stock, Voting					
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at December 31, 2008	38,021,961	$ 372	$ 364,594	$ 28,350	$ 18,312	$ 411,628
2009 Activity:						
Net income	—	—	—	12,131	—	12,131
Foreign currency translation	—	—	—	—	2,398	2,398
Unrealized loss on marketable securities	—	—	—	—	(438)	(438)
Minimum pension liability adjustment	—	—	—	—	(9)	(9)
Total comprehensive loss						14,082
Write-off of cumulative translation adjustment (CTA) balances	—	—	—	—	2,643	2,643
Issuances of common stock	64,446	—	680	—	—	680
Grant of non-vested shares of common stock	718,010	—	—	—	—	—
Cancellation of non-vested shares of common stock	(147,971)	—	—	—	—	—
Vesting of stock-settled phantom stock units and non-vested shares of common stock	12,436	2	(2)	—	—	—
Tax benefits (deficits) realized from stock based compensation arrangements	—	—	(1,892)	—	—	(1,892)
Stock-based compensation	—	—	13,267	—	—	13,267
Balance at December 31, 2009	38,668,882	$ 374	$ 376,647	$ 40,481	$ 22,906	$ 440,408
2010 Activity:						
Net income	—	—	—	17,841	—	17,841
Foreign currency translation	—	—	—	—	(826)	(826)
Unrealized gain on marketable securities	—	—	—	—	75	75
Minimum pension liability adjustment	—	—	—	—	18	18
Total comprehensive income						17,108
Issuances of common stock	79,976	1	662	—	—	663
Grant of non-vested shares of common stock	504,999	—	—	—	—	—
Cancellation of non-vested shares of common stock	(110,540)	—	—	—	—	—
Vesting of stock-settled phantom stock units and non-vested shares of common stock	28,184	4	(4)	—	—	—
Tax benefits (deficits) realized from stock based compensation arrangements	—	—	(424)	—	—	(424)
Stock-based compensation	—	$ —	$ 13,217	$ —	$ —	$ 13,217
Balance at December 31, 2010	39,171,501	$ 379	$ 390,098	$ 58,322	$ 22,173	$ 470,972

Wright Medical Group, Inc.
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income
For the Years Ended December 31, 2009, 2010 and 2011 (In thousands, except share data)

	Common Stock, Voting					
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
2011 Activity:						
Net loss	—	—	—	(5,143)	—	(5,143)
Foreign currency translation	—	—	—	—	(2,102)	(2,102)
Unrealized loss on derivative instruments, net of $600 taxes	—	—	—	—	(1,014)	(1,014)
Unrealized loss on marketable securities	—	—	—	—	(33)	(33)
Minimum pension liability adjustment	—	—	—	—	37	37
Total comprehensive loss						(8,255)
Issuances of common stock	45,518	1	539	—	—	540
Grant of non-vested shares of common stock	403,084	—	—	—	—	—
Cancellation of non-vested shares of common stock	(354,774)	—	—	—	—	—
Vesting of stock-settled phantom stock units and non-vested shares of common stock	40,789	4	(4)	—	—	—
Tax benefits (deficits) realized from stock based compensation arrangements	—	—	(3,869)	—	—	(3,869)
Stock-based compensation	—	—	9,076	—	—	9,076
Balance at December 31, 2011	39,306,118	$ 384	$ 395,840	$ 53,179	$ 19,061	$ 468,464

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Description of Business

Wright Medical Group, Inc., through Wright Medical Technology, Inc. and other operating subsidiaries (Wright), is a global orthopaedic medical device company specializing in the design, manufacture and marketing of devices and biologic products for extremity, hip and knee repair and reconstruction. We are a leading provider of surgical solutions for the foot and ankle market. Our products are sold primarily through a network of employee sales representatives and independent sales representatives in the United States (U.S.) and by a combination of employee sales representatives, independent sales representatives and stocking distributors outside the U.S. We promote our products in approximately 60 countries with principal markets in the U.S., Europe, Canada, Australia and Japan. We are headquartered in Arlington, Tennessee.

2. Summary of Significant Accounting Policies

Principles of Consolidation. The accompanying consolidated financial statements include our accounts and those of our wholly owned U.S. and international subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant areas requiring the use of management estimates relate to revenue recognition, the determination of allowances for doubtful accounts and excess and obsolete inventories, the evaluation of goodwill and long-lived assets, product liability claims and other litigation, income taxes, stock-based compensation, accounting for business combinations, and accounting for restructuring charges.

Cash and Cash Equivalents. Cash and cash equivalents include all cash balances and short-term investments with original maturities of three months or less.

Inventories. Our inventories are valued at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventory costs include material, labor costs and manufacturing overhead. We regularly review inventory quantities on hand for excess and obsolete inventory and, when circumstances indicate, we incur charges to write down inventories to their net realizable value. Our review of inventory for excess and obsolete quantities is based primarily on our estimated forecast of product demand and production requirements for the next twenty-four months. Charges incurred to write down excess and obsolete inventory to net realizable value included in "Cost of sales" were approximately $16.7 million, $9.3 million, and $12.5 million for the years ended December 31, 2011, 2010, and 2009, respectively.

Additionally, in 2011, we recorded charges of approximately $2.5 million associated with the cost restructuring announced in the third quarter of 2011 for the reduction of the size of our international product portfolio.

Product Liability Claims and Other Litigation. In the third quarter of 2011, as a result of an increase in the number of claims associated with fractures of our long PROFEMUR® titanium modular necks in North America and an increase in the monetary amount of those claims, management recorded a provision for current and future claims associated with fractures of this product. See Note 18 for further description of this provision.

Future revisions in our estimates of these provisions could materially impact our results of operations and financial position. We maintain insurance coverage that limits the severity of any single claim as well as total amounts incurred per policy year, and we believe our insurance coverage is adequate. We use the best information available to us in determining the level of accrued product liabilities, and we believe our accruals are adequate.

We are also involved in legal proceedings involving other product liability claims and contract, patent protection and other matters. We make provisions for claims specifically identified for which we believe the likelihood of an unfavorable outcome is probable and an estimate of the amount of loss can be developed. We have recorded at least the minimum estimated liability related to those claims where a range of loss has been established. Our accrual for product liability claims at December 31, 2011 was $23.7 million, of which $23.3 million was for our accrual related to long PROFEMUR® titanium modular necks in North America. We maintain insurance coverage that limits our self-insured risk per policy year, and have recorded an estimate of the probable recovery related to open claims. The estimated insurance proceeds are for current and projected claims through the end of our current coverage period, which ends in August 2012. Our accrual for product liability claims was $1.8 million at December 31, 2010. We recognize legal fees as an expense in the period incurred.

Property, Plant and Equipment. Our property, plant and equipment is stated at cost. Depreciation, which includes amortization of assets under capital lease, is generally provided on a straight-line basis over the estimated useful lives generally based on the following categories:

Land improvements	15 to 25 years
Buildings	10 to 45 years
Machinery and equipment	3 to 12 years
Furniture, fixtures and office equipment	1 to 14 years
Surgical instruments	6 years

Expenditures for major renewals and betterments, including leasehold improvements, that extend the useful life of the assets are capitalized and depreciated over the remaining life of the asset or lease term, if shorter. Maintenance and repair costs are charged to expense as incurred. Upon sale or retirement, the asset cost and related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is included in income.

Intangible Assets and Goodwill. Goodwill is recognized for the excess of the purchase price over the fair value of net assets of businesses acquired. Goodwill is required to be tested for impairment at least annually. Unless circumstances otherwise dictate, the annual impairment test is performed in the fourth quarter. Accordingly, during the fourth quarter of 2011, we evaluated goodwill for impairment and determined that the fair value of our reporting unit exceeded its carrying value, indicating that goodwill was not impaired. Based on our single business approach to decision-making, planning and resource allocation, management has determined that we have only one reporting unit for purposes of evaluating goodwill for impairment.

Our intangible assets with estimable useful lives are amortized on a straight line basis over their respective estimated useful lives to their estimated residual values This method of amortization approximates the expected future cash flow generated from their use. Definite lived intangibles are reviewed for impairment in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 360, *Property, Plant and Equipment* (FASB ASC 360). The weighted average amortization periods for completed technology, distribution channels, trademarks, licenses, customer relationships and other intangible assets are 10 years, 10 years, 7 years, 11 years, 10 years and 6 years, respectively. The weighted average amortization period of our intangible assets on a combined basis is 10 years. Additionally, we have three indefinite lived trademarks and one in-process research and development (IPRD) intangible asset. These indefinite lived intangible assets are not amortized, but are instead tested for impairment at least annually in accordance with the provisions of FASB ASC Section 350, *Intangibles - Goodwill and Other.*

Valuation of Long-Lived Assets. Management periodically evaluates carrying values of long-lived assets, including property, plant and equipment and intangible assets, when events and circumstances indicate that these assets may have been impaired. We account for the impairment of long-lived assets in accordance with FASB ASC 360. Accordingly, we evaluate impairment of our property, plant and equipment based upon an analysis of estimated undiscounted future cash flows. If it is determined that a change is required in the useful life of an asset, future depreciation and amortization is adjusted accordingly. Alternatively, should we determine that an asset is impaired, an adjustment would be charged to income based on the difference between the asset's fair market value and the asset's carrying value.

Allowances for Doubtful Accounts. We experience credit losses on our accounts receivable and, accordingly, we must make estimates related to the ultimate collection of our accounts receivable. Specifically, management analyzes our accounts receivable, historical bad debt experience, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of our allowance for doubtful accounts.

The majority of our accounts receivable are from hospitals, many of which are government funded. Accordingly, our collection history with this class of customer has been favorable. Historically, we have experienced minimal bad debts from our hospital customers and more significant bad debts from certain international stocking distributors, typically as a result of specific financial difficulty or geo-political factors. We write off accounts receivable when we determine that the accounts receivable are uncollectible, typically upon customer bankruptcy or the customer's non-response to continued collection efforts. Our allowance for doubtful accounts totaled $8.5 million and $9.5 million at December 31, 2011 and 2010, respectively, which includes a $0.6 million provision recorded in 2011 and $5.6 million recorded in 2009 for potential losses related to the trade receivable balance of our stocking distributor in Turkey.

Concentration of Credit Risk. Financial instruments which potentially subject us to concentrations of credit risk consist principally of accounts receivable. Management attempts to minimize credit risk by reviewing customers' credit history before extending credit and by monitoring credit exposure on a regular basis. An allowance for possible losses on accounts receivable is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. Collateral or other security is generally not required for accounts receivable. As of December 31, 2011 and 2010, the balance due from our stocking distributor in Turkey was $6.8 million and $8.9 million, respectively. As of December 31, 2011 and 2010, we have recorded an allowance for doubtful accounts of $6.2 million and $5.6 million, respectively, for potential losses related to the trade receivable.

In addition to the stocking distributor in Turkey, our next ten largest international stocking distributors have net trade receivable balances totaling approximately $15.3 million as of December 31, 2011. It is at least reasonably possible that changes in global economic conditions and/or local operating and economic conditions in the regions these distributors operate, or other factors, could affect the future realization of these accounts receivable balances.

Concentrations of Supply of Raw Material. We rely on a limited number of suppliers for the components used in our products. Our reconstructive joint devices are produced from various surgical grades of titanium, cobalt chrome, stainless steel, various grades of high density polyethylenes, and ceramics. We rely on one source to supply us with a certain grade of cobalt chrome alloy and one supplier for the silicone elastomer used in some of our extremity products, and one supplier of ceramics for use in our hip products. For certain human biologic products, we depend on one supplier of demineralized bone matrix (DBM) and cancellous bone matrix (CBM). We rely on one supplier for our GRAFTJACKET® family of soft tissue repair and graft containment products, and one supplier for our xenograph bone wedge product. Porcine biologic soft tissue graft, BIOTAPE® XM relies on a single source supplier as well. We maintain adequate stock from these suppliers in order to meet market demand.

Income Taxes. Income taxes are accounted for pursuant to the provisions of FASB ASC Section 740, *Income Taxes* (FASB ASC 740). Our effective tax rate is based on income by tax jurisdiction, statutory rates and tax saving initiatives available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and evaluating our tax positions. This process includes assessing temporary differences resulting from differing recognition of items for income tax and financial accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We provide for unrecognized tax benefits based upon our assessment of whether a tax position is "more-likely-than-not" to be sustained upon examination by the tax authorities. If a tax position meets the more-likely-than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying tax position.

Other Taxes. Taxes assessed by a governmental authority that are imposed concurrent with our revenue transactions with customers are presented on a net basis in our consolidated statement of operations.

Revenue Recognition. Our revenues are primarily generated through two types of customers, hospitals and surgery centers, and stocking distributors, with the majority of our revenue derived from sales to hospitals. Our products are primarily sold through a network of employee sales representatives and independent sales representatives in the U.S. and by a combination of employee sales representatives, independent sales representatives, and stocking distributors outside the U.S. Revenues from sales to hospitals are recorded when the hospital takes title to the product, which is generally when the product is surgically implanted in a patient.

We record revenues from sales to our stocking distributors outside the U.S. at the time the product is shipped to the distributor. Stocking distributors, who sell the products to their customers, take title to the products and assume all risks of ownership. Our distributors are obligated to pay within specified terms regardless of when, if ever, they sell the products. In general, the distributors do not have any rights of return or exchange; however, in limited situations we have repurchase agreements with certain stocking distributors. Those certain agreements require us to repurchase a specified percentage of the inventory purchased by the distributor within a specified period of time prior to the expiration of the contract. During those specified periods, we defer the applicable percentage of the sales. Approximately $0.2 million and $0.3 million of deferred revenue related to these types of agreements was recorded at December 31, 2011 and 2010, respectively.

We must make estimates of potential future product returns related to current period product revenue. We develop these estimates by analyzing historical experience related to product returns. Judgment must be used and estimates made in connection with establishing the allowance for sales returns in any accounting period. An allowance for sales returns of $0.5 million and $0.6 million is included as a reduction of accounts receivable at December 31, 2011 and 2010, respectively.

In 2011, we entered into a trademark license agreement (License Agreement) with KCI Medical Resources, a subsidiary of Kinetic Concepts, Inc (KCI). In exchange for $8.5 million, of which $5.5 million was received immediately and the remaining $3 million was received in January 2012, the License Agreement provides KCI with a non-transferable license to use our trademarks associated with our GRAFTJACKET® line of products in connection with the marketing and distribution of KCI's soft tissue graft containment products used in the wound care field, subject to certain exceptions. License revenue is being recognized over 12 years on a straight line basis.

Shipping and Handling Costs. We incur shipping and handling costs associated with the shipment of goods to customers, independent distributors and our subsidiaries. Amounts billed to customers for shipping and handling of products are included in net sales. Costs incurred related to shipping and handling of products are included in cost of sales. All other shipping and handling costs are included in selling, general and administrative expenses.

Research and Development Costs. Research and development costs are charged to expense as incurred.

Foreign Currency Translation. The financial statements of our international subsidiaries whose functional currency is the local currency are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities and the weighted average exchange rate for the applicable period for revenues, expenses, gains and losses. Translation adjustments are recorded as a separate component of comprehensive income in stockholders' equity. Gains and losses resulting from transactions denominated in a currency other than the local functional currency are included in "Other expense, net" in our consolidated statement of operations.

In accordance with FASB ASC Section 830, *Foreign Currency Matters*, we are required to recognize the cumulative translation adjustment (CTA) balance from stockholders' equity upon the complete or substantially complete liquidation of a foreign subsidiary. During 2009, we wrote-off approximately $2.6 million from the CTA balance for the substantially complete liquidation of two of our French subsidiaries and our subsidiary in Spain. This net cumulative foreign currency loss is included in "Other expense, net" in our consolidated statements of operations.

Pension Benefits. Our subsidiary in Japan provides benefits to employees under a plan that we account for as a defined benefit plan in accordance with FASB ASC Section 715, *Compensation — Retirement Benefits.* This plan is unfunded and determining the minimum pension liability requires the use of assumptions and estimates, including discount rates and mortality rates, and actuarial methods. Our minimum pension liability totaled $2.3 million and $2.2 million as of December 31, 2011 and 2010, respectively.

Comprehensive Income. Comprehensive income is defined as the change in equity during a period related to transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The difference between our net income and our comprehensive income is attributable to foreign currency translation, unrealized gains and losses (net of taxes) on our derivative instrument, adjustments to our minimum pension liability, and unrealized gains and losses on our available-for-sale marketable securities.

Stock-Based Compensation. We account for stock-based compensation in accordance with FASB ASC Section 718, *Compensation — Stock Compensation* (FASB ASC 718). Under the fair value recognition provisions of FASB ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. The determination of the fair value of stock-based payment awards, such as options, on the date of grant using an option-pricing model is affected by our stock price, as well as assumptions regarding a number of complex and subjective variables, which include the expected life of the award, the expected stock price volatility over the expected life of the awards, expected dividend yield and risk-free interest rate.

We recorded stock-based compensation expense of $9.1 million for the year ended December 31, 2011, and $13.2 million during both of the years ended 2010 and 2009. See Note 15 for further information regarding our stock-based compensation assumptions and expenses.

Fair Value of Financial Instruments. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates the fair value of these financial instruments at December 31, 2011 and 2010 due to their short maturities or variable rates.

The carrying amount of debt outstanding pursuant to our credit facility approximates fair value as interest rates on these instruments approximate current market rates. See Note 9 for additional information regarding the credit facility.

The $29.1 million of our convertible senior notes are carried at cost. The estimated fair value of the senior notes was approximately $27 million at December 31, 2011 based on a limited number of trades and does not necessarily represent the value at which the entire convertible note portfolio can be retired.

FASB ASC Section 820, *Fair Value Measurements and Disclosures* requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1: Financial instruments with unadjusted, quoted prices listed on active market exchanges.

Level 2: Financial instruments determined using prices for recently traded financial instruments with similar underlying terms as well as directly or indirectly observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3: Financial instruments that are not actively traded on a market exchange. This category includes situations where there is little, if any, market activity for the financial instrument. The prices are determined using significant unobservable inputs or valuation techniques.

We use a third-party provider to determine fair values of our available-for-sale marketable securities. The third-party provider receives market prices for each marketable security from a variety of industry standard data providers, security master files from large financial institutions and other third-party sources with reasonable levels of price transparency. The third-party provider uses these multiple prices as inputs into a pricing model to determine a weighted average price for each security. We classify our U.S. Treasury bills and bonds as Level 1 based upon quoted prices in active markets. All other marketable securities are classified as Level 2 based upon the other than quoted prices with observable market data. These include municipal debt securities, U.S agency debt securities, corporate debt securities, certificates of deposits and time deposits.

During the quarter ended March 31, 2011, we corrected an immaterial error in the footnotes to our 2010 Form 10-K related to the fair value hierarchy classification of certain available-for-sale marketable securities. As of December 31, 2010, municipal debt securities, U.S. agency debt securities, and corporate debt securities with fair values of $0.9 million, $14.5 million, and $3.2 million, respectively, all of which are Level 2 fair value measurements, were incorrectly classified as Level 1 fair value measurements. The table below has been corrected to reflect the appropriate fair value hierarchy classification as of December 31, 2010. This error is not considered material to the 2010 consolidated financial statements.

The following table summarizes the valuation of our financial instruments (in thousands):

	Total	Quoted Prices in Active Markets (Level 1)	Prices with Other Observable Inputs (Level 2)	Prices with Unobservable Inputs (Level 3)
At December 31, 2011				
Assets				
Cash and cash equivalents	$ 153,642	$ 153,642	$ —	$ —
Available-for-sale marketable securities				
Municipal debt securities	508	—	508	—
U.S. agency debt securities	2,498	—	2,498	—
Corporate debt securities	15,093	—	15,093	—
Total available-for-sale marketable securities	18,099	—	18,099	—
	$ 171,741	$ 153,642	$ 18,099	$ —
Liabilities				
Interest rate swap	1,662	—	1,662	—
Contingent consideration	1,704	—	—	1,704
	$ 3,366	$ —	$ 1,662	$ 1,704

	Total	Quoted Prices in Active Markets (Level 1)	Prices with Other Observable Inputs (Level 2)	Prices with Unobservable Inputs (Level 3)
At December 31, 2010				
Assets				
Cash and cash equivalents	$ 153,261	$ 153,261	$ —	$ —
Available-for-sale marketable securities				
Municipal debt securities	897	—	897	—
U.S. agency debt securities	14,511	—	14,511	—
Certificates of deposits	38	—	38	—
Corporate debt securities	3,183	—	3,183	—
U.S. government debt securities	13,045	13,045	—	—
Total available-for-sale marketable securities	31,674	13,045	18,629	—
Held-to-maturity time deposits	4,671	—	4,671	—
	$ 189,606	$ 166,306	$ 23,300	$ —
Liabilities				
Contingent consideration	356	—	—	356
	$ 356	$ —	$ —	$ 356

As part of the acquisition of EZ Concepts Surgical Device Corporation, d/b/a EZ Frame (EZ Frame acquisition), completed in 2010, we may be obligated to pay contingent consideration of up to $0.4 million upon the achievement of certain revenue milestones. The $0.4 million fair value of the contingent consideration as of the acquisition date was determined using a discounted cash flow model and probability adjusted estimates of the future earnings and is classified in Level 3. This obligation is included in current liabilities in our 2011 consolidated balance sheet. Changes in the fair value of contingent consideration are recorded in our consolidated statements of operations.

As part of the acquisition of CCI® Evolution Mobile Bearing Total Ankle Replacement system (CCI acquisition), completed in 2011, we recorded a contingent liability for royalty payments associated with future sales of this product. The $1.3 million fair value of the contingent consideration as of the acquisition date was determined using a discounted cash flow model and probability adjusted estimates of the future revenues and is classified in Level 3. An obligation of $0.1 million was recorded in current liabilities and an obligation of $1.2 million recorded in long term liabilities in our 2011 consolidated balance sheet. Changes in the fair value of contingent consideration will be recorded in our consolidated statements of operations.

The $1.3 million increase in instruments with Level 3 valuations during 2011 is attributable to the contingent consideration associated with the CCI acquisition in 2011, and a $15,000 loss recognized in earnings related to the change in fair value of the contingent consideration associated with the EZ Frame acquisition.

Derivative Instruments. We account for derivative instruments and hedging activities under FASB ASC Section 815, *Derivatives and Hedging* (FASB ASC 815). Accordingly, all of our derivative instruments are recorded in the accompanying consolidated balance sheets as either an asset or liability and measured at fair value. The changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

We employ a derivative program using 30-day foreign currency forward contracts to mitigate the risk of currency fluctuations on our intercompany receivable and payable balances that are denominated in foreign currencies. These forward contracts are expected to offset the transactional gains and losses on the related intercompany balances. These forward contracts are not designated as hedging instruments under FASB ASC 815. Accordingly, the changes in the fair value and the settlement of the contracts are recognized in the period incurred in the accompanying consolidated statements of operations.

We recorded a net loss of $0.9 million, a net loss of $2.6 million and a net gain of $0.7 million for the years ended December 31, 2011, 2010 and 2009, respectively, on foreign currency contracts, which are included in "Other expense, net" in our consolidated statements of operations. These losses substantially offset translation gains recorded on our intercompany receivable and payable balances, also included in "Other expense, net." At December 31, 2011 and 2010, we had no foreign currency contracts outstanding.

Additionally, we entered into an interest rate swap to hedge a portion of our variable interest rate obligations. The interest rate swap has been accounted for as a cash flow hedge in accordance with FASB ASC Topic 815. See Note 11 for further disclosure on our interest rate swap.

Reclassifications. Certain prior year amounts in the notes to consolidated financial statements have been reclassified to conform to the current year presentation.

Supplemental Cash Flow Information. Cash paid for interest and income taxes was as follows (in thousands):

	Year Ended December 31,		
	2011	2010	2009
Interest	$ 6,162	$ 5,524	$ 5,492
Income taxes	$ 7,006	$ 6,670	$ 10,419

In 2011 and 2010, we entered into capital leases of approximately $0.2 million and $2.5 million, respectively. We entered into insignificant amounts of capital leases during 2009.

Recent Accounting Pronouncements. The FASB has issued several Accounting Standards Updates (ASU) that will be effective in 2012. New guidance on fair value measurements (ASU 2011-04) and on presentation of other comprehensive income (ASU 2011-05) will not have a significant impact on our consolidated financial statements.

3. Acquisitions

On October 26, 2011, we completed the acquisition of certain assets of the patented CCI® Evolution Mobile Bearing Total Ankle Replacement system with Van Straten Medical B.V. The purchase consideration consists of a cash payment of $5.6 million and a contingent liability of $1.3 million for estimated future royalty payments. The estimated royalties payments are based on future sales; therefore, we cannot estimate the total amount of contingent consideration that will be paid.

The operating results from this acquisition are included in the consolidated financial statements from the acquisition date.

The acquisition was recorded by allocating the costs of the assets acquired based on their estimated fair values at the acquisition date. The excess of the cost of the acquisition over the fair value of the assets acquired is recorded as goodwill. The following is a summary of the estimated fair values of the assets acquired (in thousands):

Inventory	$ 388
Property, plant and equipment	149
Intangible assets	6,435
Total assets acquired	$ 6,972

Of the $6.4 million recognized as intangible assets, $0.1 million was assigned to trademarks (indefinite life), $1.8 million was assigned to completed technology (10 year life), $0.5 million was assigned to other intangible assets (7 year life), and $4.0 million to goodwill. We expect the total amount of goodwill from this transaction to be deductible for tax purposes.

4. Inventories

Inventories consist of the following (in thousands):

	December 31,	
	2011	2010
Raw materials	$ 8,860	$ 8,962
Work-in-process	19,363	24,723
Finished goods	136,377	132,654
	$ 164,600	$ 166,339

5. Marketable Securities

We have historically invested in treasury bills, government and agency bonds, and certificates of deposit with maturity dates of less than 12 months. Our investments in these marketable securities are classified as available-for-sale securities in accordance with FASB ASC Topic 320, *Investments — Debt and Equity Securities*. These securities are carried at their fair value, and all unrealized gains and losses are recorded within other comprehensive income. In the third quarter of 2010, we invested in a bank deposit with an initial maturity date of 12 months. This investment was classified as held-to-maturity at December 31, 2010 and carried at its amortized cost. Marketable securities are classified as current for those expected to mature or be sold within 12 months and the remaining portion is classified as non-current. The cost of investment securities sold is determined by the specific identification method.

As of December 31, 2011 and 2010, we had current marketable securities totaling $13.6 million and $19.2 million, respectively, consisting of investments in treasury bills, government, municipal and agency bonds, corporate bonds, and certificates of deposits, all of which are valued at fair value using a market approach. In addition, we had noncurrent marketable securities totaling $4.5 million and $17.2 million as of December 31, 2011 and 2010, consisting of investments in municipal, agency, and corporate bonds, all of which are valued at fair value using a market approach.

The following tables present a summary of our marketable securities (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
At December 31, 2011				
Available-for-sale marketable securities				
Municipal debt securities	$ 507	$ 1	$ —	$ 508
U.S. agency debt securities	2,500	—	(2)	2,498
Corporate debt securities	15,089	4	—	15,093
Total available-for-sale marketable securities	$ 18,096	$ 5	$ (2)	$ 18,099

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
At December 31, 2010				
Available-for-sale marketable securities				
Municipal debt securities	$ 897	$ —	$ —	$ 897
U.S. agency debt securities	14,501	11	(1)	14,511
Certificates of deposits	38	—	—	38
Corporate debt securities	3,176	7	—	3,183
U.S. government debt securities	13,027	18	—	13,045
Total available-for-sale marketable securities	$ 31,639	$ 36	$ (1)	$ 31,674
Held-to-maturity time deposits	$ 4,671	$ —	$ —	$ 4,671
Total marketable securities	$ 36,310	$ 36	$ (1)	$ 36,345

The maturities of available-for-sale securities at December 31, 2011 are as follows:

	Available-for-Sale	
	Cost Basis	Fair Value
Due in one year or less	$ 13,592	$ 13,597
Due after one year through two years	4,504	4,502
	$ 18,096	$ 18,099

6. Property, Plant and Equipment

Property, plant and equipment consists of the following (in thousands):

	December 31,	
	2011	**2010**
Land and land improvements	$ 5,628	$ 5,469
Buildings	30,543	30,024
Machinery and equipment	74,878	68,401
Furniture, fixtures and office equipment	57,299	42,584
Construction in progress	7,553	13,887
Surgical instruments	177,104	162,781
	353,005	323,146
Less: Accumulated depreciation	(192,721)	(164,899)
	$ 160,284	$ 158,247

The components of property, plant and equipment recorded under capital leases consist of the following (in thousands):

	December 31,	
	2011	2010
Machinery and equipment	$ 2,663	$ 2,853
Furniture, fixtures and office equipment	639	405
	3,302	3,258
Less: Accumulated depreciation	(593)	(350)
	$ 2,709	$ 2,908

Depreciation expense approximated $40.2 million, $35.6 million, and $32.7 million for the years ended December 31, 2011, 2010, and 2009, respectively, and included depreciation of assets under capital leases.

7. Goodwill and Intangibles

Changes in the carrying amount of goodwill occurring during the year ended December 31, 2011, are as follows (in thousands):

Goodwill at December 31, 2010	$ 54,172
Goodwill associated with acquisition in 2011 (See Note 3)	3,984
Foreign currency translation	(236)
Goodwill at December 31, 2011	$ 57,920

The components of our identifiable intangible assets are as follows (in thousands):

	December 31, 2011		December 31, 2010	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Indefinite life intangibles				
IPRD technology	$ 278		$ 278	
Trademarks	1,658		1,533	
Total indefinite life intangibles	1,936		1,811	
Definite life intangibles				
Distribution channels	21,096	$ 20,057	20,719	$ 20,563
Completed technology	10,976	4,416	12,349	6,162
Licenses	5,721	2,478	5,613	2,040
Customer relationships	3,888	1,476	3,888	1,087
Trademarks	1,336	818	1,173	633
Other	3,905	1,882	2,859	1,426
Total definite life intangibles	46,922	$ 31,127	46,601	$ 31,911
Total intangibles	48,858		48,412	
Less: Accumulated amortization	(31,127)		(31,911)	
Intangible assets, net	$ 17,731		$ 16,501	

Based on the intangible assets held at December 31, 2011, we expect to amortize approximately $2.8 million in 2012, $2.4 million in 2013, $2.2 million in 2014, $2.2 million in 2015, and $2.0 million in 2016.

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31	
	2011	2010
Employee benefits	$ 10,233	$ 11,469
Royalties	6,887	5,755
Taxes other than income	6,076	4,785
Commissions	5,230	6,892
Professional and legal fees	7,355	7,992
Contingent consideration	481	356
Cost improvement restructuring liability (see Note 17)	1,948	—
Product liability	6,377	1,766
Other	11,244	15,394
	$ 55,831	$ 54,409

9. Long-Term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations consist of the following (in thousands):

	December 31, 2011	December 31, 2010
Capital lease obligations	$ 1,814	$ 2,799
Term loan	144,375	—
Convertible Senior Notes	29,111	200,000
	175,300	202,799
Less: current portion	(8,508)	(1,033)
	$ 166,792	$ 201,766

In November 2007, we issued $200 million of 2.625% Convertible Senior Notes due 2014 (Notes). The Notes will mature on December 1, 2014. The Notes pay interest semiannually at an annual rate of 2.625% and are convertible into shares of our common stock at an initial conversion rate of 30.6279 shares per $1,000 principal amount of the Notes subject to adjustment upon the occurrence of specified events, which represents an initial conversion price of $32.65 per share. The holder of the Notes may convert at any time on or prior to the close of business on the business day immediately preceding the maturity date of Notes. Beginning on December 6, 2011, we may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if the closing price of our common stock has exceeded 140% of the conversion price for at least 20 days during any consecutive 30-day trading period. Additionally, if we experience a fundamental change event, as defined in the indenture governing the Notes (Indenture), the holders may require us to purchase for cash all or a portion of the Notes, for 100% of the principal amount of the notes, plus accrued and unpaid interest. If upon a fundamental change event, a holder elects to convert its Notes, we may, under certain circumstances, increase the conversion rate for the Notes surrendered. The Notes are unsecured obligations and are effectively subordinated to (i) all of our existing and future secured debt, including our obligations under our credit agreement, to the extent of the value of the assets securing such debt, and (ii) because the Notes are not guaranteed by any of our subsidiaries, to all liabilities of our subsidiaries.

On February 10, 2011, we announced the commencement of a tender offer to purchase for cash any and all of our outstanding Notes. Upon expiration on March 11, 2011, we purchased $170.9 million aggregate principal amount of the Notes. As a result of this transaction, we recognized approximately $4.1 million for the write off of pro-rata unamortized deferred financing fees and for bank and legal fees associated with the purchase. As of December 31, 2011, $29.1 million aggregate principal amount of the Notes remain outstanding.

On February 10, 2011, we entered into an amended and restated revolving credit agreement (Senior Credit Facility). The Senior Credit Facility has revolver availability of $200 million and availability in a delayed draw term loan of up to $150 million. The total availability can be increased by up to an additional $100 million at our request and subject to the agreement of the lenders. Borrowings under the Senior Credit Facility will bear interest at the sum of a base rate or a Eurodollar rate plus an applicable margin that ranges from 0.0% to 2.75%, depending on the type of loan and our consolidated leverage ratio. The term of the Senior Credit Facility extends through February 10, 2016. As a result of this transaction, we incurred deferred financing charges of approximately $2.9 million, which will be amortized over the term of the Senior Credit Facility.

In March 2011, to fund the purchase of the Notes, we borrowed $150 million under the delayed draw term loan (Term Loan) facility available under our Senior Credit Facility. The Term Loan bears interest at a one month London Interbank Offered Rate (LIBOR) rate, plus a margin based on our consolidated leverage ratio as defined in the Senior Credit Facility. As of December 30, 2011, the one month LIBOR was 0.30% and the applicable margin was 2.25%. Quarterly repayments of the original principal amount of the Term Loan are required under the Senior Credit Facility, with the remaining principal amount due on February 10, 2016.

Currently, the calculation of our leverage ratio in our Senior Credit facility agreement does not add back cash restructuring charges and expenses associated with our DPA since its extension. In order to ensure compliance with our leverage ratio, it is possible that we may make an additional cash payment of $30 million to $50 million to reduce our debt during 2012. Because the restructuring charges and DPA expenses will not have an ongoing impact on our EBITDA calculation and debt covenant ratios, it is also possible that our Senior Credit facility will be amended to allow these charges as addbacks and therefore, we would not need to make the additional principal payment described above. However, there can be no assurance the lender will grant these additional modifications to the current debt agreement.

In March 2011, we entered into an interest rate swap agreement, which we designated as cash flow hedge of the underlying variable rate obligation on our Term Loan. We did not have any interest rate swap agreements outstanding as of December 31, 2010. See Note 11 for additional information regarding the interest rate swap agreement.

Aggregate annual maturities of our long-term obligations at December 31, 2011, excluding capital lease obligations, are as follows (in thousands):

2012	$ 7,500
2013	13,125
2014	44,111
2015	20,625
2016	88,125
	$ 173,486

As discussed in Note 6, we have acquired certain property and equipment pursuant to capital leases. At December 31, 2011, future minimum lease payments under capital lease obligations, together with the present value of the net minimum lease payments, are as follows (in thousands):

2012	$ 1,080
2013	849
2014	18
2015	3
2016	—
Total minimum payments	1,950
Less amount representing interest	(136)
Present value of minimum lease payments	1,814
Current portion	(1,008)
Long-term portion	$ 806

10. Other Long-Term Liabilities

Other long-term liabilities consist of the following (in thousands):

	December 31	
	2011	2010
Unrecognized tax benefits (See Note 12)	$ 3,688	$ 3,221
Product liability (See Note 18)	17,273	—
Other	10,784	2,271
	$ 31,745	$ 5,492

11. Derivative Instruments and Hedging Activities

We account for derivatives in accordance with FASB ASC 815, which establishes accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet as either an asset or liability measured at fair value. Additionally, changes in the derivative's fair value shall be recognized currently in earnings unless specific hedge accounting criteria are met. If hedge accounting criteria are met for cash flow hedges, the changes in a derivative's fair value are recorded in stockholders' equity as a component of other comprehensive income, net of tax. These deferred gains and losses are recognized in income in the period in which the hedge item and hedging instrument affect earnings.

Interest Rate Hedging

On March 14, 2011, we entered into an interest rate swap intended to hedge our variable interest rate obligations with respect to a portion of the our Senior Credit Facility discussed in Note 9. This interest rate swap is a contract to exchange fixed rate payments for floating rate payments over the life of the agreement without the exchange of the underlying notional amount. The notional amount of the interest rate swap is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss.

As of December 31, 2011, we had a $144.4 million loan outstanding under our Senior Credit Facility and one interest rate swap with a notional amount of $50 million. Under the terms of the interest rate swap agreement, we receive interest on the $50 million notional amount based on one-month LIBOR and we pay a fixed rate of 1.74%. This swap effectively converted $50 million of our variable-rate borrowings to fixed-rate borrowings beginning on March 31, 2011 and through February 27, 2015. The fair value of the interest rate swap as of December 31, 2011 was a liability of $1.7 million and is recorded within "Other liabilities" in our consolidated balance sheet.

In accordance with FASB ASC 815, we designated the above interest rate swap as a cash flow hedge and formally documented the relationship between the interest rate swap and the fixed rate borrowing, as well as our risk management objective and strategy for undertaking the hedge transaction. This

process included linking the derivative to the specific liability or asset on the balance sheet. We assessed whether the derivative used in the hedging transaction was highly effective in offsetting changes in the cash flows of the hedged item at inception and will test both retrospectively and prospectively on an ongoing basis. The effective portion of unrealized gains (losses) on the derivative instrument used in the hedging transaction will be deferred as a component of accumulated other comprehensive income (AOCI) and will be recognized in earnings at the time the hedged item affects earnings. Any ineffective portion of the change in fair value will be immediately recognized in earnings. At December 31, 2011, because there was no ineffective portion of the interest rate swap, the total fair value of the liability was recorded to AOCI.

Counterparty Credit Risk

We manage our concentration of counterparty credit risk on our derivative instruments by limiting acceptable counterparties to major financial institutions with investment grade credit ratings, and by actively monitoring their credit ratings on an on-going basis. Therefore, we consider the credit risk of the counterparties to be low.

The following table summarizes the fair value and the presentation in the consolidated balance sheet as of December 31, 2011 (in thousands):

	Location on consolidated balance sheet	December 31, 2011
Interest rate swap	Other liabilities	$ 1,662

	Amount of gain or (loss) recognized in AOCI during the year ended December 31, 2011 (Effective Portion)
Interest rate swap	$ (1,662)

Derivatives not Designated as Hedging Instruments

We employ a derivative program using 30-day foreign currency forward contracts to mitigate the risk of currency fluctuations on our intercompany receivable and payable balances that are denominated in foreign currencies. These forward contracts are expected to offset the transactional gains and losses on the related intercompany balances. These forward contracts are not designated as hedging instruments under FASB ASC 815. Accordingly, the changes in the fair value and the settlement of the contracts are recognized in the period incurred in the accompanying consolidated statements of operations. At December 31, 2011, we had no foreign currency contracts outstanding.

12. Income Taxes

The components of our income before income taxes are as follows (in thousands):

	Year Ended December 31,		
	2011	2010	2009
U.S.	$ (15,738)	$ 24,507	$ 9,062
Foreign	9,083	6,414	6,550
(Loss)Income before income taxes	$ (6,655)	$ 30,921	$ 15,612

The components of our provision for income taxes are as follows (in thousands):

	Year Ended December 31,		
	2011	2010	2009
Current provision (benefit):			
U.S.:			
Federal	$ 2,956	$ (11)	$ 10,229
State	416	1,160	1,003
Foreign	2,085	2,687	1,496
Total current provision	5,457	3,836	12,728
Deferred (benefit) provision:			
U.S.:			
Federal	(6,376)	9,166	(8,203)
State	(1,141)	375	(1,162)
Foreign	548	(297)	118
Total deferred (benefit) provision	(6,969)	9,244	(9,247)
Total (benefit) provision for income taxes	$ (1,512)	$ 13,080	$ 3,481

A reconciliation of the statutory U.S. federal income tax rate to our effective income tax rate is as follows:

	Year Ended December 31,		
	2011	2010	2009
Income tax provision at statutory rate	35.0 %	35.0 %	35.0 %
State income taxes	10.3 %	4.0 %	2.9 %
Change in valuation allowance	(5.9)%	1.8 %	(6.0)%
Research and development credit	8.3 %	(2.7)%	(4.2)%
Foreign income tax rate differences	4.5 %	(3.5)%	(9.8)%
Non-deductible stock-based compensation expense	(5.9)%	2.0 %	6.0 %
Other non-deductible expenses	(4.4)%	5.3 %	1.4 %
Tax settlement	(15.6)%	— %	— %
Other, net	(3.6)%	0.4 %	(3.0)%
Total	22.7 %	42.3 %	22.3 %

The significant components of our deferred income taxes as of December 31, 2011 and 2010 are as follows (in thousands):

	December 31,	
	2011	2010
Deferred tax assets:		
Net operating loss carryforwards	$ 21,759	$ 18,675
General business credit carryforward	1,892	2,386
Reserves and allowances	40,623	26,726
Stock-based compensation expense	6,456	9,388
Other	7,840	6,540
Valuation allowance	(14,271)	(14,897)
Total deferred tax assets	64,299	48,818
Deferred tax liabilities:		
Depreciation	23,734	15,037
Intangible assets	2,675	2,481
Other	5,029	866
Total deferred tax liabilities	31,438	18,384
Net deferred tax assets	$ 32,861	$ 30,434

Outside basis differences that have not been tax-effected in accordance with FASB ASC 740 are primarily related to undistributed earnings of certain of our foreign subsidiaries. Deferred tax liabilities for U.S. federal income taxes are not provided on the undistributed earnings of our foreign subsidiaries that are considered permanently reinvested. The determination of the amount of unrecognized deferred tax liabilities is not practicable.

At December 31, 2011, we had net operating loss carryforwards for U.S. federal income tax purposes of approximately $22.0 million, which begin to expire in 2018. Additionally, we had general business credit carryforwards of approximately $1.9 million, which begin to expire in 2017 and extend through 2031. At December 31, 2011, we had foreign net operating loss carryforwards of approximately $42.2 million, all of which do not expire.

Certain of our U.S. and foreign net operating losses and general business credit carryforwards are subject to various limitations. We maintain valuation allowances for those net operating losses and tax credit carryforwards that we do not expect to utilize due to these limitations and it is more likely than not that such tax benefits will not be realized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2011	$	3,221
Additions for tax positions related to current year		586
Additions for tax positions of prior years		999
Reductions for tax positions of prior years		(469)
Settlements		(591)
Foreign currency translation		(58)
Balance at December 31, 2011	$	3,688

During the year ended December 31, 2011, we received an assessment from the Internal Revenue Service related to our 2008 U.S. federal income tax return, and recorded an increase to an uncertain tax position of approximately $0.5 million. As of December 31, 2011, our liability for unrecognized tax benefits totaled $3.7 million and is recorded in our consolidated balance sheet within "Other liabilities," and all components, if recognized, would impact our effective tax rate. Our U.S. federal income taxes represent the substantial majority of our income taxes, and the Internal Revenue Service may begin examination of our 2009 and 2010 U.S. federal income tax return. It is therefore possible that our unrecognized tax benefits could change in the next twelve months.

We accrue interest required to be paid by the tax law for the underpayment of taxes on the difference between the amount claimed or expected to be claimed on the tax return and the tax benefit recognized in the financial statements. Management has made the policy election to record this interest as interest expense. As of December 31, 2011, accrued interest related to our unrecognized tax benefits totaled approximately $0.3 million which is recorded in our consolidated balance sheet within "Other liabilities."

We file numerous consolidated and separate company income tax returns in the U.S. and in many foreign jurisdictions. We are no longer subject to foreign income tax examinations by tax authorities in significant jurisdictions for years before 2006. With few exceptions, we are subject to U.S. federal, state and local income tax examinations for years 2008 through 2010. However, tax authorities have the ability to review years prior to these to the extent that we utilize tax attributes carried forward from those prior years.

13. Earnings Per Share

FASB ASC Section 260, *Earnings Per Share*, requires the presentation of basic and diluted earnings per share. Basic earnings per share is calculated based on the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is calculated to include any dilutive effect of our common stock equivalents. Our common stock equivalents consist of stock options, non-vested shares of common stock, stock-settled phantom stock units, restricted stock units, and convertible debt. The dilutive effect of the stock options, non-vested shares of common stock, stock-settled phantom stock units, and restricted stock units is calculated using the treasury-stock method. The dilutive effect of convertible debt is calculated by applying the "if-converted" method. This assumes an add-back of interest, net of income taxes, to net income as if the securities were converted at the beginning of the period. We determined that for the years ended December 31, 2009, 2010, and 2011, the convertible debt had an anti-dilutive effect on earnings per share and we therefore excluded it from the dilutive shares calculation. In addition, 136,000 common stock equivalents have been excluded from the computation of diluted net loss per share for the year ended December 31, 2011, because the effect is anti-dilutive as a result of our net loss.

The weighted-average number of common shares outstanding for basic and diluted earnings per share purposes is as follows (in thousands):

	Year Ended December 31,		
	2011	**2010**	**2009**
Weighted-average number of common shares outstanding — basic	38,279	37,802	37,366
Common stock equivalents	—	159	77
Weighted-average number of common shares outstanding — diluted	38,279	37,961	37,443

The following potential common shares were excluded from the computation of diluted earnings per share as their effect would have been anti-dilutive (in thousands):

	Year Ended December 31,		
	2011	2010	2009
Stock options	3,400	3,766	3,872
Non-vested shares, restricted stock units, and stock-settled phantom stock units	430	621	1,151
Convertible debt	1,909	6,126	6,126

14. Capital Stock

We are authorized to issue up to 100,000,000 shares of voting common stock. We have 60,693,882 shares of voting common stock available for future issuance at December 31, 2011.

15. Stock-Based Compensation Plans

We have three stock-based compensation plans which are described below. Amounts recognized in the consolidated financial statements with respect to these plans are as follows:

	Year Ended December 31,		
	2011	2010	2009
Total cost of share-based payment plans	$ 9,076	$ 13,217	$ 13,267
Amounts capitalized as inventory and intangible assets	(1,392)	(1,353)	(1,361)
Amortization of capitalized amounts	1,424	1,313	1,285
Charged against income before income taxes	9,108	13,177	13,191
Amount of related income tax benefit recognized in income	(2,946)	(4,410)	(3,901)
Impact to net income	$ 6,162	$ 8,767	$ 9,290
Impact to basic earnings per share	$ 0.16	$ 0.23	$ 0.25
Impact to diluted earnings per share	$ 0.16	$ 0.23	$ 0.25

As of December 31, 2011, we had $15.8 million of total unrecognized compensation cost related to unvested stock-based compensation arrangements granted to employees. That cost is expected to be recognized over a weighted-average period of 2.5 years.

Equity Incentive Plans.

On December 7, 1999, we adopted the 1999 Equity Incentive Plan, which was subsequently amended and restated on July 6, 2001, May 13, 2003, May 13, 2004, May 12, 2005 and May 14, 2008 and amended on October 23, 2008. The 1999 Equity Incentive Plan expired December 7, 2009. The 2009 Equity Incentive Plan (the Plan) was adopted on May 13, 2009, which was subsequently amended and restated on May 13, 2010. The Plan authorizes us to grant stock options and other stock-based awards, such as non-vested shares of common stock, with respect to up to 11,917,051 shares of common stock, of which full value awards (such as non-vested shares) are limited to 2,729,555 shares. Under the plan, stock based compensation awards generally are exercisable in increments of 25% annually on each of the first through fourth anniversaries of the date of grant. All of the options issued under the plan expire after ten years. These awards are recognized on a straight-line basis over the requisite service period, which is generally four years. As of December 31, 2011, there were 2,355,501 shares available for future issuance under the Plan, of which full value awards are limited to 560,974 shares.

Stock options

We estimate the fair value of stock options using the Black-Scholes valuation model. The Black-Scholes option-pricing model requires the input of estimates, including the expected life of stock options, expected stock price volatility, the risk-free interest rate and the expected dividend yield. The expected life of options is estimated based on historical option exercise and employee termination data. The expected stock price volatility assumption was estimated based upon historical volatility of our common stock. The risk-free interest rate was determined using U.S. Treasury rates where the term is consistent with the expected life of the stock options. Expected dividend yield is not considered as we have never paid dividends and have no plans of doing so in the future. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. The fair value of stock options is amortized on a straight-line basis over the respective requisite service period, which is generally the vesting period.

The weighted-average grant date fair value of stock options granted to employees in 2011, 2010, and 2009 was $5.97 per share, $7.11 per share, and $6.23 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model using the following assumptions:

	Year Ended December 31,		
	2011	2010	2009
Risk-free interest rate	1.0% - 2.0%	2.1% - 2.2%	2.1% - 2.6%
Expected option life	6 years	6 years	6 years
Expected price volatility	39%	40%	39%

A summary of our stock option activity during 2011 is as follows:

	Shares (000's)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value* ($000's)
Outstanding at December 31, 2010	3,741	$ 23.62		
Granted	395	15.52		
Exercised	(20)	10.44		
Forfeited or expired	(1,356)	22.22		
Outstanding at December 31, 2011	2,760	$ 23.23	4.73	$ 508
Exercisable at December 31, 2011	2,153	$ 24.79	3.65	$ 95

* The aggregate intrinsic value is calculated as the difference between the market value of our common stock as of December 30, 2011, and the exercise price of the shares. The market value as of December 30, 2011 is $16.50 per share, which is the closing sale price of our common stock reported for transactions effected on the Nasdaq Global Select Market on December 30, 2011

The total intrinsic value of options exercised during 2011, 2010, and 2009 was $0.1 million, $0.6 million, and $0.4 million, respectively.

A summary of our stock options outstanding and exercisable at December 31, 2011, is as follows (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$4.00 — $16.00	486	8.5	$ 15.46	84	$ 15.38
$16.01 — $24.00	991	4.5	20.79	851	21.18
$24.01 — $35.87	1,283	3.5	28.05	1,218	27.97
	2,760	4.7	$ 23.23	2,153	$ 24.79

Non-vested shares and stock settled phantom stock units and restricted stock units

We calculate the grant date fair value of non-vested shares of common stock, stock settled phantom stock units and restricted stock units using the closing sale prices on the trading day immediately prior to the grant date. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

We granted 483,000, 588,000, and 786,000 non-vested shares of common stock, stock settled phantom stock units and restricted stock units to employees with weighted-average grant-date fair values of $15.52 per share, $18.34 per share, and $15.57 per share during 2011, 2010, and 2009, respectively. The fair value of these shares will be recognized on a straight-line basis over the respective requisite service period, which is generally the vesting period.

During 2011, 2010 and 2009, we granted certain independent distributors and other non-employees non-vested shares of common stock of 28,000, 5,000 and 18,000 shares at a weighted-average grant date fair values of $15.27 per share, $18.20 per share and $16.76 per share, respectively.

A summary of our non-vested shares of common stock activity during 2011 is as follows:

	Shares (000's)	Weighted-Average Grant-Date Fair Value	Aggregate Intrinsic Value* ($000's)
Non-vested at December 31, 2010	1,316	$ 18.99	
Granted	511	15.51	
Vested	(420)	20.21	
Forfeited	(380)	18.11	
Non-vested at December 31, 2011	1,027	$ 17.08	$ 16,950

* The aggregate intrinsic value is calculated as the market value of our common stock as of December 30, 2011. The market value as of December 30, 2011 is $16.50 per share, which is the closing sale price of our common stock reported for transactions effected on the Nasdaq Global Select Market on December 30, 2011.

The total fair value of shares vested during 2011, 2010 and 2009 was $6.9 million, $6.3 million and $4.1 million, respectively.

Inducement Stock Options. During 2011, we granted 610,000 stock options under an Inducement Stock Option agreement with an exercise price of $16.03 to induce Robert J. Palmisano to commence employment with us as our Chief Executive Officer. These options vest over a three-year service period. We also granted 30,000 stock options with an exercise price of $18.33 to Julie Tracy, Senior Vice President, Chief Communications Officer, and 65,000 stock options with an exercise price of $16.23 to James Lightman, Senior Vice President, General Counsel, and Secretary, under Inducement Stock Option agreements. These options have substantially the same terms as grants made under the Plan. The grant date fair value of these options was $5.96, $6.82 and $6.13, respectively, which was calculated using the Black-Scholes option valuation model using the same assumptions as the stock options granted under the Plan. As of December 31, 2011, all of the options were outstanding, none of which were exercisable, with a remaining contractual life of 10 years.

Employee Stock Purchase Plan. On May 30, 2002, our shareholders approved and adopted the 2002 Employee Stock Purchase Plan (the ESPP). The ESPP authorizes us to issue up to 200,000 shares of common stock to our employees who work at least 20 hours per week. Under the ESPP, there are two six-month plan periods during each calendar year, one beginning January 1 and ending on June 30, and the other beginning July 1 and ending on December 31. Under the terms of the ESPP, employees can choose each plan period to have up to 5% of their annual base earnings, limited to $5,000, withheld to purchase our common stock. The purchase price of the stock is 85% of the lower of its beginning-of-period or end-of-period market price. Under the ESPP, we sold to employees approximately 26,000, 28,000, and 27,000 shares in 2011, 2010, and 2009, respectively, with weighted-average fair values of $4.92, $5.41, and $5.76 per share, respectively. As of December 31, 2011, there were 42,843 shares available for future issuance under the ESPP. During 2011, 2010, and 2009, we recorded nominal amounts of non-cash, stock-based compensation expense related to the ESPP.

In applying the Black-Scholes methodology to the purchase rights granted under the ESPP, we used the following assumptions:

	Year Ended December 31,		
	2011	2010	2009
Risk-free interest rate	0.3% - 0.4%	0.6% - 0.9%	0.9% - 1.1%
Expected option life	6 months	6 months	6 months
Expected price volatility	39%	40%	39%

16. Employee Benefit Plans

We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers U.S. employees who are 21 years of age and over. Under this plan, we match voluntary employee contributions at a rate of 100% for the first 2% of an employee's annual compensation and at a rate of 50% for the next 2% of an employee's annual compensation. Employees vest in our contributions after three years of service. Our expense related to the plan was $1.8 million in 2011 and 2010 and $1.6 million in 2009.

17. Restructuring

On September 15, 2011, we announced plans to implement a cost restructuring plan to foster growth, enhance profitability and cash flow, and build stockholder value. We have implemented numerous initiatives to reduce spending, including streamlining select aspects of our international selling and distribution operations, reducing the size of our product portfolio, adjusting plant operations to align with our volume and mix expectations and rationalizing our research and development projects. In total, we reduced our workforce by approximately 80 employees, or 6%.

Management estimates that the pre-tax restructuring charges will total approximately $18 million to $25 million. We expect the remaining charges to be recorded during the first half of 2012.

These charges consist of the following estimates:

- $6 million to $7 million of severance and other termination benefits;
- $6 million to $8 million of contract terminations;

- $3 million of non-cash asset impairment charges;
- $2.5 million to $4 million of excess and obsolete inventory;
- $0.5 million to $3 million of other cash and non-cash charges.

Charges associated with the restructuring recognized during 2011, are presented in the following table. All of the following amounts were recognized within "Restructuring charges" in our consolidated statement of operations, with the exception of the excess and obsolete inventory charges, which were recognized within "Cost of sales - restructuring".

(in thousands)	Year Ended December 31, 2011
Severance and other termination benefits	$ 5,416
Contract terminations	5,977
Non-cash asset impairment charges	2,453
Excess and obsolete charges	2,471
Legal and professional fees	303
Other	256
Total restructuring charges	$ 16,876

Activity in the Cost Improvement restructuring liability for the year ended December 31, 2011, is presented in the following table (in thousands):

Beginning balance	$ —
Charges:	
Severance and other termination benefits	5,416
Contract terminations	5,977
Legal and professional fees	303
Other	256
Total Charges	11,952
Payments:	
Severance and other termination benefits	(3,899)
Contract terminations	(5,729)
Legal and professional fees	(162)
Other	(78)
Total Payments	(9,868)
Changes in foreign currency translation	(136)
Cost Improvement restructuring liability at December 31, 2011	$ 1,948

18. Commitments and Contingencies

Operating Leases. We lease certain equipment and office space under non-cancelable operating leases. Rental expense under operating leases approximated $12.3 million, $11.3 million, and $11.0 million for the years ended December 31, 2011, 2010, and 2009, respectively. In addition, in 2011, as a result of our restructuring efforts, we recorded approximately $0.4 million for terminations of operating leases. Future minimum payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining lease terms of one year or more, are as follows at December 31, 2011 (in thousands):

2012	$ 8,754
2013	5,626
2014	2,376
2015	453
2016	321
Thereafter	398
	$ 17,928

Royalty and Consulting Agreements. We have entered into various royalty and other consulting agreements with third party consultants. We incurred royalty and consulting expenses of $0.2 million during each of the years ended December 31, 2011, 2010, and 2009, under non-cancelable contracts with minimum obligations that were contingent upon performance of services. The amounts in the table below represent minimum payments to consultants that are contingent upon future performance services. These fees are accrued when it is deemed probable that the performance thresholds are met. Future minimum payments under these agreements for which we have not recorded a liability are as follows at December 31, 2011 (in thousands):

2012	$ 147
2013	142
2014	142
2015	142
2016	142
Thereafter	—
	$ 715

Purchase Obligations. We have entered into certain supply agreements for our products, which include minimum purchase obligations. During the years ended December 31, 2011, 2010, and 2009, we paid approximately $7.7 million, $6.1 million, and $3.1 million, respectively, under those supply agreements. At December 31, 2011, we have no further obligations of minimum purchases under those supply agreements.

Portions of our payments for operating leases, royalty and consulting agreements are denominated in foreign currencies and were translated in the tables above based on their respective U.S. dollar exchange rates at December 31, 2011. These future payments are subject to foreign currency exchange rate risk.

Governmental Inquiries. In December 2007, we received a subpoena from the United States Department of Justice (DOJ) through the United States Attorney's Office for the District of New Jersey (USAO) requesting documents for the period January 1998 through the present related to any consulting and professional service agreements with orthopaedic surgeons in connection with hip or knee joint replacement procedures or products. This subpoena was served shortly after several of our knee and hip competitors agreed with the DOJ to resolutions of similar investigations.

On September 29, 2010, our wholly-owned subsidiary, Wright Medical Technology, Inc. (WMT), entered into a 12-month Deferred Prosecution Agreement (DPA) with the USAO and a Civil Settlement Agreement (CSA) with the United States. Under the DPA, the USAO filed a criminal complaint in the United States District Court for the District of New Jersey charging WMT with conspiracy to commit violations of the Anti-Kickback Statute (42 U.S.C. § 1320a-7b) during the years 2002 through 2007. The court deferred prosecution of the criminal complaint during the term of the DPA and the USAO agreed that if WMT complied with the DPA's provisions, the USAO would seek dismissal of the criminal complaint.

Pursuant to the CSA, WMT settled civil and administrative claims relating to the matter for a payment of $7.9 million without any admission by WMT. In conjunction with the CSA, WMT also entered into a five year Corporate Integrity Agreement (CIA) with the Office of the Inspector General of the United States Department of Health and Human Services (OIG-HHS). Pursuant to the DPA, an independent monitor is reviewing and evaluating WMT's compliance with its obligations under the DPA. The DPA and the CIA were filed as Exhibits 10.3 and 10.2, respectively, to our current report on Form 8-K filed on September 30, 2010. The DPA has also been posted to our website. Each of the DPA and the CIA could be modified by mutual consent of the parties thereto.

As a result of the work of the independent monitor and WMT's compliance program, the Board of Directors became aware of facts indicative of possible compliance issues. At the direction of the Nominating, Compliance and Governance Committee of the Board of Directors of WMT's parent, Wright Medical Group, Inc. (WMGI), WMGI and WMT conducted an internal investigation with the assistance of outside counsel. The Board of Directors of WMGI received a report from outside counsel.

On May 4, 2011, our wholly-owned subsidiary Wright Medical Technology, Inc. (WMT) provided written notice to the independent monitor and to the United States Attorney's Office for the District of New Jersey (USAO) of credible evidence of serious wrongdoing, pursuant to a notification requirement in paragraph 20 of the Deferred Prosecution Agreement (DPA). On May 5, 2011, WMT received a letter from the USAO pursuant to paragraph 50 of the DPA stating that the USAO believed that WMT had knowingly and willfully breached material provisions of the DPA. The issues WMT is addressing relate to: (i) 42 U.S.C. § 1320a-7b(b) (also known as the "Anti-Kickback Statute"), specifically regarding certain employees' communications with a health care professional for consulting opportunities in a manner not consistent with WMT's compliance policy; (ii) the violation of Paragraph 25 of the DPA due to the communications with a healthcare professional noted above; and (iii) alleged violations of Paragraph 17 of the DPA due to WMT failure to provide information to the Monitor in a timely manner.

In order to resolve these issues, WMT has implemented a number of remedial measures, including: (i) taking appropriate personnel actions; (ii) enhancing its policies and employee training with respect to compliance with the requirements of paragraph 8 of the DPA, which requires all Company employees and agents to report suspected legal and policy violations, and paragraph 25 of the DPA, which governs interactions with consultants on the terms of consulting agreements and payment issues; (iii) reviewing its existing relationships with certain customers and taking appropriate further action where necessary with respect to these relationships; and (iv) clarifying lines of responsibility for making payments to consultants. WMT continues to provide ongoing employee training and to review its relationships with customers, and is developing a protocol for internal reporting and investigation of allegations of misconduct relating to senior management.

On September 15, 2011, WMT reached an agreement with the USAO and the OIG-HHS under which WMT voluntarily agreed to extend the term of its DPA for 12 months. As amended, the DPA will now expire on September 29, 2012. The USAO has agreed not to take any additional action regarding any breach of the DPA referenced in the aforementioned May 5, 2011 letter from the USAO unless it finds, prior to September 29, 2012, that WMT has committed a knowing, willful and uncured breach of a material provision of the DPA by its conduct after September 15, 2011 or by conduct before September 15, 2011 of which the independent monitor was not aware on that date. If WMT complies with all of the requirements of the amended DPA, the USAO will seek dismissal of the pending criminal complaint. On September 15, 2011, WMT also agreed with the OIG-HHS to an amendment to the Corporate Integrity Agreement (CIA) under which certain of WMT's substantive obligations under the CIA will now begin on September 29, 2012, when the amended DPA monitoring period expires. The term of the CIA has not changed, and will expire as previously provided on September 29, 2015. In connection with such amendment, the OIG-HHS informed WMT that it had no present intention, based on the information then known to it, to exercise its authority under Paragraph 51 of the DPA to exclude Wright from participation in federal healthcare programs based on any breach referenced in the May 5 letter unless the USAO were to take further action related to an alleged breach of the DPA by WMT.

The Company and the independent monitor continue their investigative activities pursuant to the DPA, and communications amongst WMT and the independent monitor, and other governmental agencies are ongoing. We are unable to predict the ultimate outcome of these activities.

As previously disclosed, at the direction of the Company's Board of Directors, WMT has continued to implement compliance measures and to take steps to enhance WMT's compliance environment. From time to time, WMT has provided, and may in the future provide, pursuant to Paragraph 20 of the DPA, written notices to the independent monitor and the USAO of "credible evidence of violations of 21 U.S.C. § 331," a strict liability provision of the federal Food, Drug and Cosmetic Act (and any such notices have been and will be provided to the OIG-HHS). Paragraph 20 of the DPA requires WMT to provide written notice to the independent monitor and the USAO of credible evidence of violations of any criminal statute, regardless of whether any such violations are material. WMT has conducted a review of its clinical and regulatory affairs operations, and may conduct further reviews on an ongoing periodic basis. Although circumstances may change, the Company intends to disclose in its future filings with the Securities and Exchange Commission any additional occasions when WMT provides written notice under Paragraph 20 of the DPA or under the CIA only if such potential violation or violations, or any consequences therefrom, are required to be reported under U.S. federal securities laws.

The DPA and CIA impose certain obligations on WMT to maintain compliance with U.S. healthcare laws, regulations and other requirements. Our failure to do so could expose us to significant liability including, but not limited to, exclusion from federal healthcare program participation, including Medicaid and Medicare, which would have a material adverse effect on our financial condition, results of operations and cash flows, potential prosecution, including under the previously-filed criminal complaint, civil and criminal fines or penalties, and additional litigation cost and expense. A breach of the DPA or the CIA could result in an event of default under the Senior Credit Facility, which in turn could result in an event of default under the Indenture.

In addition to the USAO and OIG-HHS, other governmental agencies, including state authorities, could conduct investigations or institute proceedings that are not precluded by the terms of the settlements reflected in the DPA and the CIA. In addition, the settlement with the USAO and OIG-HHS could increase our exposure to lawsuits by potential whistleblowers, including under the federal false claims acts, based on new theories or allegations arising from the allegations made by the USAO. The costs of defending or resolving any such investigations or proceedings could have a material adverse effect on our financial condition, results of operations and cash flows.

Patent Litigation. In 2011, Howmedica Osteonics Corp. (Howmedica) and Stryker Ireland, Ltd. (Stryker), each a subsidiary of Stryker Corporation, filed a lawsuit against WMT in the United States District Court for the District of New Jersey (District Court) alleging that we infringed Howmedica and Stryker's U.S. Patent No. 6,475,243 related to our LINEAGE® Acetabular Cup System and DYNASTY® Acetabular Cup System. The lawsuit seeks an order of infringement, injunctive relief, unspecified damages, and various other costs and relief and could impact a substantial portion of our knee product line. We believe, however, that we have strong defenses against these claims and plan to vigorously defend this lawsuit. Management does not believe that the outcome of this lawsuit will have a material adverse effect on our consolidated financial position or results of operations.

Product Liability. Claims for personal injury have been made against us associated with fractures of our PROFEMUR® titanium modular neck product. The overall fracture rate for the product is low and the fractures appear, at least in part, to relate to patient demographics. Beginning in 2010, we began offering a cobalt-chrome version of our PROFEMUR® modular neck, which has greater strength characteristics than the alternative titanium version. Historically, we have reflected our liability for these claims as part of our standard product liability accruals on a case-by-case basis. However, during the third quarter of 2011, as a result of an increase in the number and monetary amount of claims, management determined an estimate of our liability to patients in North America who have previously required a revision following a fracture of a long PROFEMUR® titanium modular neck, or may require a revision in the future. Management has estimated that this aggregate liability ranges from approximately $23 million to $35 million. Any claims associated with this product outside of North America, or for any other products, will be managed as part of our standard product liability accruals.

Due to the uncertainty within our aggregate range of loss resulting from the estimation of the number of claims and related monetary payments, we have recorded a liability of $23.3 million, which represents the low-end of our estimated aggregate range of loss. We have classified $6.0 million of this liability as current in "Accrued expenses and other current liabilities" and $17.3 million as non-current in "Other liabilities" on our consolidated balance sheet. We expect to pay the majority of these claims within the next 4 years. We maintain insurance coverage that limits our self-insured risk per policy year, and have recorded an estimate of the probable recovery of approximately $3.7 million related to open claims within "Other current assets" and $4.7 million related to open claims within "Other assets" on our consolidated balance sheet. The estimated insurance proceeds are for current and projected claims through the end of our current coverage period, which ends in August 2012. As a result of the estimated insurance proceeds and the amount we had previously recorded under our historical product liability accrual methodology, we recorded a provision of $13.2 million within "Selling, general and administrative expenses" on our consolidated statements of operations during the quarter ended September 30, 2011, when we determined this liability.

We rely on significant estimates in determining our estimated liability for these claims, including the number of claims that we will receive and the amount we will pay per claim. The actual number of claims that we receive and the amount we pay per claim may differ from our estimates. These differences could result in further changes to our estimated liability, the impact of which cannot be estimated.

We have received a limited number of claims for personal injury associated with our metal-on-metal hip products. The number of claims have recently increased, we believe due to the increasing negative publicity in the industry regarding metal-on-metal hip products. To date, our metal-on-metal hip products have performed well clinically, and we intend to vigorously defend ourselves in these matters. We are currently accounting for these claims in accordance with our standard product liability accrual methodology on a case by case basis. Management does not believe that the outcome of claims will have a material adverse effect on our consolidated financial position or results of operations.

Employment Matters. In January and February 2012, three former employees, Cary Hagan, Frank Bono and Alicia Napoli, each filed separate lawsuits against WMT in the Chancery Court of Shelby County, Tennessee, asserting claims for retaliatory discharge and breach of contract based upon his or her respective Separation Pay Agreement. In addition, Mr. Bono and Ms. Napoli each asserted a claim for defamation related to the press release issued at the time of their terminations and a wrongful discharge claim alleging violation of the Tennessee Public Protection Act. Mr. Hagan, Mr. Bono and Ms. Napoli each claim that he or she is entitled to attorney fees in addition to other unspecified damages. We intend to vigorously defend each of these lawsuits. However, since these lawsuits were filed very recently, we have not yet answered their complaints and are unable to assess the likelihood of an unfavorable outcome or estimate a potential range of loss, if any, at this time.

Other. We have received claims from health care professionals following the termination of certain contractual arrangements. These matters are in the early stages of evaluation and management is unable to estimate the cost, if any, of ultimately resolving these claims. Accordingly, no provisions have been recorded in our financial statements related to these claims as of December 31, 2011.

In addition to those noted above, we are subject to various other legal proceedings, product liability claims, corporate governance, and other matters which arise in the ordinary course of business. In the opinion of management, the amount of liability, if any, with respect to these matters, will not materially affect our consolidated results of operations or financial position.

19. Segment Data

We have one reportable segment, orthopaedic products, which includes the design, manufacture and marketing of devices and biologic products for extremity, hip, and knee repair and reconstruction. Our geographic regions consist of the United States, Europe (which includes the Middle East and Africa) and Other (which principally represents Latin America, Asia, Australia and Canada). Long-lived assets are those assets located in each region. Revenues attributed to each region are based on the location in which the products were sold.

Net sales of orthopaedic products by product line and information by geographic region are as follows (in thousands):

	Year Ended December 31,		
	2011	2010	2009
Net sales by product line:			
Hip products	$ 173,201	$ 176,687	$ 167,869
Knee products	123,988	128,854	122,178
Extremity products	135,476	124,490	107,375
Biologics products	69,409	79,231	79,120
Other	10,873	9,711	10,966
Total net sales	$ 512,947	$ 518,973	$ 487,508
Net sales by geographic region:			
United States	$ 295,944	$ 309,983	$ 299,587
Europe	100,739	102,431	102,379
Other	116,264	106,559	85,542
Total	$ 512,947	$ 518,973	$ 487,508
Operating (loss) income by geographic region:			
United States	$ (31,389)	$ 7,838	$ 16,268
Europe	2,220	1,619	(11,683)
Other	33,762	27,717	19,366
Total	$ 4,593	$ 37,174	$ 23,951

	December 31,	
	2011	2010
Long-lived assets:		
United States	$ 131,745	$ 129,450
Europe	12,226	12,383
Other	16,313	16,414
Total	$ 160,284	$ 158,247

Our subsidiary in Japan represented approximately 13%, 11%, and 10% of our total net sales in 2011, 2010, and 2009, respectively. No other single foreign country accounted for more than 10% of our total net sales during 2011, 2010, or 2009.

During 2011, our operating income included restructuring charges associated with the previously announced cost restructuring plan. During 2010 and 2009 our operating income included restructuring charges associated with the closure of our facility in Toulon, France, and the closure of our facility in Creteil, France. Our U.S. region recognized $12.7 million, $0.7 million and $3.3 million of restructuring charges in 2011, 2010 and 2009, respectively, and our European region recognized $4.2 million, $0.2 million, and $0.3 million of restructuring charges in 2011, 2010 and 2009, respectively. Additionally, in 2011, 2010 and 2009, our U.S. region recognized $12.9 million, $10.9 million and $7.8 million of charges related to the U.S. government inquiries, respectively. In 2011, our U.S. region recognized $13.2 million of charges related to the recognition of management's estimate of our total liability for claims associated with previous and estimated future fractures of our PROFEMUR® long neck in North America. In 2009, our European region recognized a provision of $5.6 million related to the trade receivable balance of our stocking distributor in Turkey.

20. Quarterly Results of Operations (unaudited):

The following table presents a summary of our unaudited quarterly operating results for each of the four quarters in 2011 and 2010, respectively (in thousands). This information was derived from unaudited interim financial statements that, in the opinion of management, have been prepared on a basis consistent with the financial statements contained elsewhere in this filing and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such information when read in conjunction with our audited financial statements and related notes. The operating results for any quarter are not necessarily indicative of results for any future period.

	2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 135,386	$ 132,505	$ 118,184	$ 126,872
Cost of sales	38,768	41,504	36,185	40,449
Cost of sales - restructuring	—	—	1,900	571
Gross profit	96,618	91,001	80,099	85,852
Operating expenses:				
Selling, general and administrative	74,825	70,821	83,581	72,361
Research and development	9,207	7,807	6,769	6,331
Amortization of intangible assets	690	677	721	782
Restructuring charges	—	—	12,132	2,273
Total operating expenses	84,722	79,305	103,203	81,747
Operating income (loss)	$ 11,896	$ 11,696	$ (23,104)	$ 4,105
Net income (loss)	$ 3,592	$ 6,147	$ (16,045)	$ 1,163
Net income (loss) per share, basic	$ 0.09	$ 0.16	$ (0.42)	$ 0.03
Net income(loss) per share, diluted	$ 0.09	$ 0.16	$ (0.42)	$ 0.03

	2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 131,244	$ 127,734	$ 121,708	$ 138,287
Cost of sales	40,141	39,934	37,989	40,392
Gross profit	91,103	87,800	83,719	97,895
Operating expenses:				
Selling, general and administrative	76,438	67,774	64,877	73,324
Research and development	9,835	9,784	8,779	8,902
Amortization of intangible assets	649	634	708	720
Restructuring charges	544	461	134	(220)
Total operating expenses	87,466	78,653	74,498	82,726
Operating income	$ 3,637	$ 9,147	$ 9,221	$ 15,169
Net (loss) income	$ (525)	$ 4,847	$ 4,650	$ 8,869
Net (loss) income per share, basic	$ (0.01)	$ 0.13	$ 0.12	$ 0.23
Net (loss) income per share, diluted	$ (0.01)	$ 0.13	$ 0.12	$ 0.22

Our operating income in 2011 included charges related to the U.S. government inquiries, for which we recognized $2.2 million, $2.4 million, $5.0 million, and $3.4 million during the first, second, third and fourth quarters of 2011, respectively. In addition, our operating income during the third and fourth quarters of 2011 included $14.0 million and $2.8 million of restructuring charges related to our cost improvement measures and, in the third quarter of 2011, included $13.2 million of charges related to the recognition of management estimate of our total liability for claims associated with previous and estimated future fractures of our PROFEMUR® long necks in North America. Net income in 2011 included the after-tax effect of these amounts and in the first quarter of 2011, the after-tax effects of approximately $4.1 million of expenses recognized for the write off of pro-rata unamortized deferred financing fees.

Our operating income in 2010 included charges related to the U.S. government inquiries and, in the fourth quarter of 2010, our DPA, for which we recognized $8.1 million, $0.6 million, $0.9 million and $1.3 million during the first, second, third and fourth quarters of 2010, respectively. Net income in 2010 included the after-tax effect of these amounts.

Management's Annual Report on Internal Control Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934. Our disclosure controls and procedures are designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our principal executive officer and principal financial officer by others within our organization. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2011 to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2011.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011. Our internal control over financial reporting as of December 31, 2011, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

During the three months ended December 31, 2011, there were no significant changes in our internal control over financial reporting that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Corporate Information

Transfer Agent and Registrar

American Stock Transfer & Trust Company, Inc. acts as transfer agent and registrar for us and maintains all stockholder records. Communications concerning stock holdings, lost certificates, transfer of shares, duplicate mailings or changes of address should be directed to:

Wright Medical Group, Inc.
c/o American Stock Transfer & Trust Company
6201 15th Avenue, Brooklyn, NY 11219
800.937.5449 info@amstock.com

Cash Dividend Policy

We have never declared or paid cash dividends on common stock and do not anticipate a change in this policy in the foreseeable future. We currently intend to retain any future earnings for the operation and expansion of our business.

Stock Prices and Trading Data

Our common stock is traded on the Nasdaq Global Select Market under the symbol "WMGI." Stock price quotations are available in the investor relations section of our website at www.wmt.com and are printed daily in major newspapers, including The Wall Street Journal.

The ranges of high and low sale prices per share for our common stock for 2011 and 2010 are set forth below. Price data reflect actual transactions. In all cases, the prices shown are inter-dealer prices and do not reflect markups, markdowns, or commissions.

Stockholders

As of February 16, 2012, there were 588 stockholders of record. As of February 8, 2012, there were an estimated 4,641 beneficial owners of our common stock.

Independent Auditors

KPMG LLP
Memphis, Tennessee

Comparison of Total Stockholder Returns

The graph below compares the cumulative total stockholder returns for the period from December 31, 2006 to December 31, 2011, for our common stock, an index composed of U.S. companies whose stock is listed on the Nasdaq Global Select Market (the Nasdaq U.S. Companies Index), and an index consisting of Nasdaq-listed companies in the surgical, medical, and dental instruments and supplies industry (the Nasdaq Medical Equipment Companies Index). The graph assumes that $100.00 was invested on December 31, 2006, in our common stock, the Nasdaq U.S. Companies Index, and the Nasdaq Medical Equipment Companies Index, and that all dividends were reinvested. Total returns for the two Nasdaq indices are weighted based on the market capitalization of the companies included therein. Historic stock price performance is not indicative of future stock price performance. We do not make or endorse any prediction as to future stock price performance.

Cumulative Total Stockholder Returns

Based on Reinvestment of $100.00 Beginning on December 31, 2006



Cumulative Total Stockholder Returns
Based on Reinvestment of $100.00 Beginning on December 31, 2006

	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011
Wright Medical Group, Inc.	$ 100.00	$ 125.30	$ 87.77	$ 81.38	$ 66.72	$ 70.90
Nasdaq U.S. Companies Index	100.00	108.47	66.35	95.38	113.19	113.81
Nasdaq Medical Equipment Companies Index	100.00	127.15	68.47	99.85	106.48	122.34

Copyright 2012 CRSP Center for Research in Security Prices, University of Chicago, Graduate School of Business. Zacks Investment Research, Inc. Used with permission. All rights reserved.

	2011		2010	
	High*	Low*	High*	Low*
First Quarter	$17.66	$14.44	$19.25	$15.72
Second Quarter	$17.35	$14.05	$19.61	$16.00
Third Quarter	$18.75	$13.37	$17.70	$13.03
Fourth Quarter	$19.05	$13.57	$15.99	$12.98

*denotes high & low sale prices

Non-GAAP Financial Measures

We use non-GAAP financial measures, such as gross profit, as adjusted, operating income, as adjusted, net income, as adjusted, net income, as adjusted, per diluted share, and free cash flow. Our management believes that the presentation of these measures provides useful information to investors. These measures may assist investors in evaluating our operations, period over period. The measures exclude such items as restructuring, non-cash stock based compensation expense, transaction costs and non-cash deferred financing costs associated with the Convertible Notes tender offer, employee matters, product liability provision, non-cash inventory step amortization, IRS audit liability, all of which may be highly variable, difficult to predict and of a size that could have substantial impact on our reported results of operations for a period. Free cash flow is calculated by subtracting capital expenditures from cash provided by operating activities.

Management uses these measures internally for evaluation of the performance of the business, including the allocation of resources and the evaluation of results relative to employee performance compensation targets. Investors should consider these non-GAAP measures only as a supplement to, not as a substitute for or as superior to, measures of financial performance prepared in accordance with GAAP. This annual report includes discussion of non-GAAP financial measures. Reference is made to the most directly comparable GAAP financial measures and the reconciliation of the differences between the two financial measures, which is found on page 1 of this annual report and is otherwise available in the "Corporate - Investor Information - Supplemental Financial Information" section of our website located at www.wmt.com and in our Form 8-Ks filed on February 23, 2012; February 10, 2011; February 18, 2010; February 19, 2009; and February 14, 2008.

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Senior Management

Robert J. Palmisano
President & Chief Executive Officer

Lance A. Berry
SVP, Chief Financial Officer

Timothy E. Davis
SVP, Corporate Development

Daniel J. Garen
SVP, Chief Compliance Officer

William L. Griffin
SVP, Global Operations

James A. Lightman
SVP, General Counsel & Secretary

Edward A. Steiger
SVP, Human Resources

Eric A. Stookey
SVP, Chief Commercial Officer

Julie D. Tracy
SVP, Chief Communications Officer

Jennifer S. Walker
SVP, Process Improvement

Directors

Gary D. Blackford [1,3]
President & Chief Executive Officer
Universal Hospital Services, Inc.
Director since 2008

Martin J. Emerson [1, 2]
President & Chief Executive Officer
Galil Medical, Inc.
Director since 2006

Lawrence W. Hamilton [2*]
Former SVP, Human Resources
Tech Data Corporation
Director since 2007

Ronald K. Labrum [2]
Chief Executive Officer
FENWAL, Inc.
Director since 2011

John L. Miclot [3*]
President & Chief Executive Officer
Tengion, Inc.
Director since 2007

Robert J. Palmisano
President & Chief Executive Officer
Wright Medical Group, Inc.
Director since 2011

Amy S. Paul [3]
Former Group VP, International
C.R. Bard, Inc.
Director since 2008

Robert J. Quillinan [1*]
Former Chief Financial Officer
Coherent, Inc.
Director since 2006

David D. Stevens [3]
Former Chief Executive Officer
Accredo Health, Inc.
Director since 2004 &
Chairman of the Board

committees of the Board of Directors
1 – audit committee
2 – compensation committee
3 – nominating, compliance and governance committee
* denotes chairman of the committee

Stockholder Information

Independent Auditors

KPMG LLP
Memphis, TN

Transfer Agent & Registrar

American Stock Transfer & Trust Company, Inc.
6201 15th Avenue, Brooklyn, NY 11219
718.921.8124
800.937.5449
info@amstock.com

Stock Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "WMGI."

Investor & Media Inquiries

Julie Tracy
SVP, Chief Communications Officer
901.290.5817
julie.tracy@wmt.com

Annual Meeting

The annual meeting of our stockholders will be held on May 9, 2012 beginning at 8:00 am (Central Time) at:

Baker, Donelson, Bearman,
Caldwell & Berkowitz, PC
165 Madison Avenue, Suite 2000
Memphis, TN 38103

WRIGHT.

Create Motion.®

Wright Medical Group, Inc.
5677 Airline Road
Arlington, TN USA 38002
901.867.9971
800.238.7117
www.wmt.com

Wright Medical EMEA
Hoogoorddreef 5
1101 BA Amsterdam
The Netherlands
011.31.20.545.0100
www.wmt-emea.com

©2012 Wright Medical Technology, Inc. All rights reserved.
™Trademarks of Wright Medical Technology, Inc. ®Registered marks of Wright Medical Technology, Inc.
Printed in the USA. MI916-1211





